  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 27, 1998

                                                    SEC FILE NO. 333-56629

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                         HANGER ORTHOPEDIC GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               84-0904275
     (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION
     INCORPORATION OR ORGANIZATION)                     NUMBER)


                           7700 OLD GEORGETOWN ROAD
                              BETHESDA, MD 20814
                                (301) 986-0701
      (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
              CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                 IVAN R. SABEL
                     CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                         HANGER ORTHOPEDIC GROUP, INC.
                           7700 OLD GEORGETOWN ROAD
                              BETHESDA, MD 20814
                                (301) 986-0701
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------

                   PLEASE SEND COPIES OF COMMUNICATIONS TO:

          ARTHUR H. BILL, ESQ.                  MICHAEL J. SILVER, ESQ.
     FREEDMAN, LEVY, KROLL & SIMONDS             HOGAN & HARTSON L.L.P.
       1050 CONNECTICUT AVE., N.W.              111 SOUTH CALVERT STREET
         WASHINGTON, D.C. 20036                   BALTIMORE, MD 21202

                                ---------------


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

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

                                                           SUBJECT TO COMPLETION

                                                              JULY 27, 1998

                                3,300,000 Shares

             [LOGO OF HANGER ORTHOPEDIC GROUP INC. APPEARS HERE]
                                  Common Stock

                                   --------

  Of the 3,300,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), offered hereby, 2,400,000 shares are being sold by Hanger Orthopedic Group, Inc. ("Hanger" or the "Company") and 900,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. The Common Stock is quoted on the American Stock Exchange ("AMEX") under the symbol "HGR." On June 29, 1998, the last reported sale price of the Common Stock was $18.75.
                                   --------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                       FACTORS" BEGINNING ON PAGE 7.

                                   --------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  NOR HAS THE  COMMISSION PASSED UPON  THE ACCURACY OR
     ADEQUACY OF THIS PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY IS  A
      CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    PRICE  UNDERWRITING   PROCEEDS  PROCEEDS TO
                                      TO   DISCOUNTS AND     TO       SELLING
                                    PUBLIC  COMMISSIONS  COMPANY(1) STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.........................   $          $           $           $
--------------------------------------------------------------------------------
Total(2)..........................  $          $           $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Before deducting expenses of the offering estimated at $650,000, payable by the Company.
(2) The Company has granted the Underwriters a 30-day option to purchase up to 495,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions, and Proceeds to Company will be $   , $    and
    $   , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the
offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about      ,
1998.

BTALEX.BROWN

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                                          LEGG MASON WOOD WALKER
                                                                INCORPORATED

                  THE DATE OF THIS PROSPECTUS IS      , 1998.
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                     LOGO

 244 PATIENT-CARE CENTERS 6 DISTRIBUTION FACILITIES 2 MANUFACTURING FACILITIES

               [INSERT UPDATED MAP AND SAME PHOTOS AS LAST YEAR]


  The Company's executive offices are located at 7700 Old Georgetown Road, Bethesda, Maryland 20814. Its telephone number is (301) 986-0701.

                               ----------------

  THE UNDERWRITERS AND OTHER PERSONS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Hanger Orthopedic Group, Inc. is a professional practice management company focused on the orthotic and prosthetic ("O&P") segment of the orthopedic rehabilitation industry. The Company acquires and operates the practices of orthotists and prosthetists, medical professionals who design, fabricate, fit and supervise the use of external musculoskeletal support devices and artificial limbs. The Company has acquired over 60 O&P businesses since 1986 and currently employs 285 certified O&P practitioners and owns and operates 244 O&P patient-care centers in 31 states and the District of Columbia. The Company has also developed OPNET, Inc. ("OPNET"), a national preferred provider network of O&P service professionals. OPNET has contractual relationships with 379 O&P patient-care centers (244 of which are owned and operated by the Company), serving 332 managed care plans. In addition to its practice management and patient-care services, the Company manufactures custom-made and prefabricated O&P devices and is the largest distributor of O&P components and finished O&P patient-care products in the United States. The combination of practice management and patient-care services, OPNET and manufacturing and distribution operations positions the Company as a fully-integrated provider of O&P services.

  The Company has been an active acquiror of O&P practices since 1986. In 1995, the Company launched its OPNET network and, on November 1, 1996, acquired J.E. Hanger, Inc. of Georgia ("JEH"), an O&P provider with 96 patient-care centers in 15 states and the largest O&P distribution business in the United States. The acquisition essentially doubled the Company's number of patient-care centers and certified practitioners and significantly expanded its distribution capabilities. During the period from January 1, 1998 to May 31, 1998, the Company acquired the assets of five additional O&P companies, representing an aggregate of 25 patient-care centers and 33 certified practitioners.

  The Company estimates that the O&P patient-care services industry in the United States represented approximately $2.3 billion in sales in 1997. Key trends expected to increase the demand for O&P services include: (i) the growing elderly population; (ii) more active lifestyles and emphasis on physical fitness; (iii) cost savings achieved through the use of outpatient O&P treatments to reduce hospitalization; (iv) advancing technologies in the design and manufacture of O&P devices; and (v) the inherent need for replacement of O&P devices and continuing care.

  The O&P services market is highly fragmented and relatively underpenetrated by professional practice management companies. Hanger is one of the two largest companies in the O&P industry which, combined, accounted for less than 15% of the total estimated O&P industry revenue in 1997. There are an estimated 3,300 certified prosthetists and/or orthotists and 2,850 O&P patient-care centers in the United States. The Company believes that the O&P industry will continue to consolidate as a result of a variety of factors, including: (i) increased pressures from growth in managed care; (ii) demonstrated benefits from economies of scale; and (iii) desire by independent orthotists and prosthetists to obtain financial liquidity and concentrate on providing patient care.

  The Company's objective is to build a major national orthopedic rehabilitation company focused on the acquisition and operation of O&P practices and the manufacturing and distribution of O&P products. The Company's strategy for achieving this objective is to: (i) acquire and integrate O&P practices in targeted geographic areas across the United States; (ii) develop new O&P patient-care centers in existing markets; (iii) expand and improve O&P practice management operations at existing and acquired patient-care centers;
(iv) increase OPNET's number of O&P patient-care service members and contractual relationships with managed care organizations; and (v) leverage and expand the Company's O&P manufacturing and distribution operations.

                   RECENT INTERIM RESULTS OF OPERATIONS

  On July 27, 1998, the Company announced that net sales for the quarter ended June 30, 1998 were $46.9 million, an increase of $10.3 million, or 28.0%, over net sales of $36.6 million in the prior year's comparable quarter. Net income for the quarter ended June 30, 1998 was $3.6 million, or $0.21 per common dilutive share, compared with net income of $1.9 million, or $0.18 per common dilutive share, in the prior year's comparable quarter. The Company's net sales for the six months ended June 30, 1998 amounted to $87.6 million, an increase of $20.0 million, or 29.7%, over net sales of $67.6 million in the prior year's comparable period. Net income for the six months ended June 30, 1998 was $5.3 million, or $0.31 per common dilutive share, compared with net income of $2.5 million, or $0.24 per common dilutive share, in the six months ended June 30, 1997. Contributing to the increase in net sales in the quarter ended June 30, 1998 over the prior year's comparable quarter was a 9.0% increase in sales by those patient-care centers operating during both quarters. Contributing to the increase in net sales in the first six months of 1998 over the prior year's comparable period was a 11.2% increase in sales by those patient-care centers operating during both periods. Also contributing to the increases in net sales were sales by patient-care centers acquired by Hanger subsequent to June 30, 1997.

                                  RISK FACTORS

  The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company...............  2,400,000 shares
Common Stock offered by the Selling Stockholders..  900,000 shares
Common Stock to be outstanding after the
 offering.........................................  18,176,751 shares(1)
Use of proceeds...................................  Repayment of certain indebtedness and general corporate purposes. See "Use of
                                                    Proceeds."
American Stock Exchange symbol....................  HGR

--------

(1) Excludes 2,717,766 shares of Common Stock issuable upon exercise of outstanding stock options and warrants, at a weighted average exercise price of $6.59 per share. See "Capitalization" and "Principal and Selling Stockholders."




  Unless the context otherwise requires, references to the Company include Hanger Orthopedic Group, Inc. and its subsidiaries. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

              SUMMARY CONSOLIDATED FINANCIAL AND STATISTICAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)

                                          YEARS ENDED DECEMBER 31,                 QUARTERS ENDED MARCH 31,
                            ----------------------------------------------------- ---------------------------
                                                                       PRO FORMA                   PRO FORMA
                                                                      AS ADJUSTED                 AS ADJUSTED
                             1993    1994     1995    1996     1997     1997(1)    1997    1998     1998(2)
                            ------- -------  ------- ------- -------- ----------- ------- ------- -----------
 STATEMENTS OF INCOME
  DATA:
 Net sales...............   $43,877 $50,300  $52,468 $66,806 $145,598  $170,647   $30,950 $40,750   $43,052
 Acquisition and
  integration costs,
  restructuring costs and
  loss on disposal of
  assets.................       --    2,610      --    2,479      --        --        --      --        --
 Income from continuing
  operations.............     4,428       4    5,843   4,695   18,308    22,213     2,636   3,458     3,591
 Income (loss) before
  extraordinary item and
  accounting change......     1,490  (2,687)   2,135   1,081    7,640    10,020       618   1,695     1,981
 Net income (loss).......   $ 2,655 $(2,687) $ 2,135 $   998 $  4,946  $ 10,020   $   618 $ 1,695   $ 1,981
 Diluted net income
  (loss) per common share
  from continuing
  operations before
  extraordinary item and
  accounting change(3)...   $  0.19 $ (0.28) $  0.25 $  0.12 $   0.58  $   0.64   $  0.06 $  0.10   $  0.10
 Diluted net income
  (loss) per common
  share(3)...............   $  0.32 $ (0.33) $  0.25 $  0.11 $   0.37  $   0.64   $  0.06 $  0.10   $  0.10
 Shares used to compute
  diluted per common
  share amounts(3).......     8,267   8,290    8,300   8,663   13,138    15,561     9,941  17,082    19,482

                                                     MARCH 31, 1998
                                         ---------------------------------------
                                                                   PRO FORMA
                                          ACTUAL  PRO FORMA(4) AS ADJUSTED(4)(5)
                                         -------- ------------ -----------------
BALANCE SHEET DATA:
 Working capital........................ $ 35,856   $ 34,846       $ 55,904
 Total assets...........................  169,407    170,221        184,618
 Long-term debt.........................   29,286     29,799          8,869
 Shareholders' equity...................  108,927    108,927        150,914

                                                               QUARTERS ENDED
                                   YEARS ENDED DECEMBER 31,       MARCH 31,
                                ------------------------------ ----------------
                                1993   1994  1995  1996  1997   1997   1998(6)
                                ----- ------ ----- ----- ----- ------- --------
 STATISTICAL DATA:
 Facility operations:
  Patient-care centers(7)....      72     85    84   178   213     178      238
  Certified
   practitioners(7)..........     104    125   119   199   248     197      278
  Number of states (including
   D.C.)(7)..................      22     25    24    29    30      29       30
  Same-center sales growth...    4.4% (3.7)%  5.2%  5.8% 11.7%   10.6%    13.8%
 EBITDA margin(8)............   16.1%  11.1% 16.1% 14.7% 15.6%   12.1%    11.7%
 Operating margin(9).........   10.1%   5.2% 11.1% 10.7% 12.6%    8.5%     8.5%
 Payor mix(10):
  Private pay and other......     --     --  43.4% 43.2% 38.0%   43.0%    48.0%
  Medicare/Medicaid/VA.......     --     --  56.6% 56.8% 62.0%   57.0%    52.0%
 Percent of net sales:
  Practice management and
   patient-care services.....   76.8%  78.0% 78.5% 78.2% 77.1%   74.6%    79.0%
  Manufacturing..............   18.3%  17.6% 16.3% 12.0%  5.3%    6.3%     4.2%
  Distribution...............    4.9%   4.4%  5.2%  9.8% 17.6%   19.1%    16.8%

                 See accompanying notes on the following page.

--------

 (1) Adjusted to give effect to: (i) acquisitions which occurred during 1997 and the five months ended May 31, 1998; and (ii) the reduction in interest expense resulting from the application of the estimated net proceeds of this offering upon the sale by the Company of 2,400,000 shares of Common Stock offered hereby at an assumed public offering price of $18.75, as if all such transactions had occurred on January 1, 1997. See "Use of Proceeds" and "Selected Unaudited Pro Forma Condensed Consolidated Financial Information."

 (2) Adjusted to give effect to: (i) acquisitions which occurred during the five months ended May 31, 1998; and (ii) the reduction in interest expense resulting from the application of the estimated net proceeds of this offering upon the sale by the Company of 2,400,000 shares of Common Stock offered hereby at an assumed public offering price of $18.75, as if all such transactions had occurred on January 1, 1998. See "Use of Proceeds" and "Selected Unaudited Pro Forma Condensed Consolidated Financial Information."

 (3) During the fourth quarter of 1997, the Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") 128 and, as required, has restated all prior period per common share data. Diluted net income per common share amounts are computed using the weighted average number of common shares outstanding during the period and dilutive potential common shares. Dilutive potential common shares consist of stock options and stock warrants and are calculated using the treasury stock method. Diluted net income per common share amounts have been adjusted for preferred stock dividends.

 (4) Adjusted to give effect to acquisitions which occurred during the five months ended May 31, 1998. See "Selected Unaudited Pro Forma Condensed Consolidated Financial Information."

 (5) Adjusted to give effect to the sale by the Company of 2,400,000 shares of Common Stock offered hereby at an assumed public offering price of $18.75 and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

 (6) Excludes six patient-care centers acquired subsequent to March 31, 1998, and seven certified practitioners employed by such patient-care centers.

 (7) Numbers of patient-care centers, certified practitioners and states are determined as of period end.

 (8) "EBITDA" is defined as net income (loss) before interest expense, taxes, depreciation and amortization, discontinued operations, non-recurring charges, extraordinary item and accounting change. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a criteria in evaluating health care companies. Moreover, substantially all of the Company's financing agreements contain covenants in which EBITDA is used as a measure of financial performance. EBITDA margin is defined as EBITDA as a percent of net sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of measures of performance determined in accordance with GAAP.

 (9) Operating margin is defined as net income (loss) before interest expense, taxes, discontinued operations, non-recurring charges, extraordinary item and accounting change as a percent of net sales.

(10) Payor mix data for the years ended December 31, 1996 and 1997 and for the quarters ended March 31, 1997 and 1998 is based on a sampling of approximately 75% of the patient-care centers in each such period. Payor mix data is not available for the years ended December 31, 1993 and 1994.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in shares of the Common Stock offered by this Prospectus. This discussion also identifies important cautionary factors that could cause the Company's actual results to differ materially from those described in forward-looking statements made in this Prospectus, including those regarding the acquisition of additional patient-care centers and related businesses, the adequacy of the Company's capital resources and other statements regarding trends. These forward-looking statements could be affected by a number of risks and uncertainties including those described below.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

  The Company's business strategy contemplates the continued acquisition and integration of O&P businesses. The success of the Company's acquisitions will be determined by numerous factors, including the Company's ability to identify O&P patient-care practices and other O&P businesses suitable for acquisition, to acquire and finance such businesses on acceptable terms and to integrate and operate such businesses profitably after acquisition. No assurance can be given that future acquisitions by the Company will be successfully consummated and integrated or that such acquisitions will favorably affect the Company's business or operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Acquisitions."

ADDITIONAL FINANCINGS

  The Company's acquisition program requires substantial capital resources. No assurance can be given that the Company's available bank facility and other sources of capital will be sufficient to provide for the Company's cash requirements for future acquisitions. The Company may issue additional debt or equity securities in connection with the acquisition of additional O&P patient-care centers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Acquisitions."

RAPID GROWTH

  The Company has pursued, and plans to continue to pursue, an aggressive growth strategy. The rapid growth may place significant demands on the Company's financial and managerial resources. There can be no assurance that the Company will be able to manage this growth effectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Business."

REIMBURSEMENT LIMITATIONS

  Approximately 62.0% and 52.0% of the Company's net sales in 1997 and the first quarter of 1998, respectively (based on a sampling of approximately 75% of the patient-care centers in both periods), were derived from Medicare, Medicaid, the United States Veterans Administration (the "VA") and certain state agencies, each of which sets maximum reimbursement levels for O&P services and products. No assurance can be given that reimbursement levels under such programs will not be lowered in the future or that the percentage of the Company's net sales derived from sources limiting reimbursement levels will not increase. Furthermore, the health care industry is experiencing a trend towards cost containment as government and other third-party payors seek to impose lower reimbursement rates and negotiate reduced contract rates with service providers, which may adversely affect the Company's financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other" and "Business-- Patient Reimbursement Sources."

RETENTION OF KEY PERSONNEL

  The success of the Company will depend in part on its continued ability to retain Ivan R. Sabel, Chairman of the Board, President and Chief Executive Officer of the Company, qualified O&P practitioners and other managerial and technical personnel. There can be no assurance that the Company will be able to continue to retain all of the personnel necessary for continued growth. The loss of the services of key personnel could have a material adverse effect on the Company. See "Management."

VARIABILITY OF QUARTERLY OPERATING RESULTS

  The Company's operating results have varied from quarter to quarter and may continue to vary. Quarterly variations may result from, among other things, the non-recurring costs associated with the acquisition of O&P patient-care centers and seasonal factors. The Company's operating results for any particular quarter may not be indicative of results for future periods.

POTENTIAL LIABILITY AND INSURANCE

  The provision of O&P services and products, as is the case with other health care services and products, involves an inherent risk of liability that could have a material adverse effect on the Company. No assurance can be given that insurance coverage will continue to be available at commercially reasonable prices or that such insurance will cover actual future liabilities.

POTENTIAL ADVERSE CONSEQUENCES FROM CHANGE IN MANAGEMENT INFORMATION SYSTEMS

  The Company plans to upgrade its management information systems sometime during late 1998 and early 1999. The systems that will be upgraded include the systems utilized in the Company's corporate headquarters and patient-care centers for billing purposes. The Company believes that it may experience some disruptions, including possible increases in accounts receivable due to billing delays, in connection with the transition from the existing systems to the new systems. The Company expects to run parallel systems until management is confident that the new systems are fully functional. The Company has hired a Director of Information Systems to oversee the transition.

GOVERNMENT REGULATION

  Most states do not require separate licensure for O&P practitioners. However, several states currently require practitioners to be certified by an organization such as the American Board for Certification in Orthotics and Prosthetics (the "ABC"). While the Company endeavors to comply with all state licensure requirements, no assurance can be given that the Company will be in compliance at all times with these requirements. The Company is subject to various federal and state laws pertaining to health care fraud and abuse, including antikickback laws, false claims laws and physician self-referral laws. Antikickback laws make it illegal to solicit, offer, receive, or pay any remuneration in exchange for, or to induce, the referral of business. False claims laws prohibit anyone from knowingly and willfully presenting claims for payment that contain false or fraudulent information. Physician self-referral laws restrict the ability of a physician to refer patients to entities with which the physician has a financial relationship, as well as the ability of an entity to claim reimbursement for services furnished pursuant to a prohibited referral. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal health care programs, including Medicare, Medicaid, VA health programs and the Civilian Health and Medical Program for the Uniformed Services ("CHAMPUS"). There can be no assurance that one or more of the Company's practices will not be challenged by governmental authorities under certain of these laws, that the Company would not be required to alter its practices as a result, or that the occurrence of one or more of these events would not result in a material adverse effect on the Company's financial condition and results of operations. The Company is subject to federal and state antitrust laws which prohibit, among other things, the establishment of ventures that result in certain anticompetitive conduct. These laws have been applied to the establishment of certain networks of otherwise competing health care providers. There can be no assurance that governmental authorities would not bring an investigation or proceeding challenging this or some other aspect of the Company's operations under these laws, or that such an investigation or proceeding would not result in a material adverse effect on the Company's financial condition and results of operations. See "Business--Government Regulation."

COMPETITION

  The business of providing O&P patient-care services is highly competitive. In addition to many local O&P practices, there are several regional and multi-regional competitors which operate numerous patient-care centers. The competition among O&P patient-care centers is primarily for referrals from physicians, therapists, employers, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), hospitals, rehabilitation centers, outpatient clinics and insurance companies on both a local and regional basis. Hanger also competes with other providers of O&P services such as hospitals, physicians and therapists. In connection with its efforts to acquire additional O&P patient-care practices, the Company encounters competition from several other companies. The Company also encounters competition from other manufacturers of non-customized O&P components. Finally, although the Company is the country's largest distributor of O&P products, a majority of which are manufactured by other companies, Hanger encounters competition from numerous smaller companies engaged in the distribution of O&P products. There can be no assurance that levels of competition will not increase or that such competition will not have a material adverse effect on the Company's O&P patient-care services, manufacturing or distribution activities or O&P patient-care practice acquisition program. See "Business--Competition."

SHARES ELIGIBLE FOR FUTURE SALE

  As of May 31, 1998, the Company had 15,740,631 shares of Common Stock outstanding, of which 14,641,631 shares were freely tradeable without restriction under the federal securities laws, except for shares held by affiliates of the Company. Of the shares outstanding as of May 31, 1998, 1,099,000 shares constitute "restricted securities" as that term is defined under Rule 144 under the Securities Act of 1933, with 1,042,295 shares being eligible for resale at this time, subject to compliance with volume limitations and other restrictions under Rule 144, and the balance of 56,705 shares to be eligible for resale under Rule 144 commencing December 31, 1998. In addition, the Company has an outstanding note which is convertible into Common Stock beginning on March 31, 1999. If the holder of this note exercises his right to convert one-fifth of the principal amount of the note annually, an additional 23,143 shares would be eligible for resale on each of March 31, 1999, 2000, 2001, 2002 and 2003. As of May 31, 1998, there were a total of
1,550,071 shares of Common Stock underlying outstanding options (of which options for 371,647 shares are presently exercisable) and 1,190,649 shares underlying currently exercisable warrants to purchase shares from the Company. The shares underlying substantially all of the outstanding options will be freely tradeable upon issuance as a result of a currently effective registration statement relating to certain of the Company's stock option plans and the holders of substantially all of the outstanding warrants have rights to require the Company to register the underlying shares. The Company and its executive officers and directors and certain stockholders owning an aggregate of 2,117,104 shares of Common Stock and options and warrants to purchase 1,321,149 shares have agreed that they will not sell any shares of Common Stock held by them for a period of 90 days from the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. No prediction can be made as to the effect, if any, that sales of shares of Common Stock, or the availability of such shares for sale, will have on the market prices of the Company's Common Stock prevailing from time to time. The possibility that substantial amounts of shares may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

ABSENCE OF DIVIDENDS

  The Company has never declared or paid, nor does it intend to declare or pay in the foreseeable future, cash dividends on its Common Stock, but intends instead to retain any future earnings to finance expansion and operations. In addition, the Company's agreement with its senior bank lender contains a minimum net worth covenant and prohibits the payment of cash dividends. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

UNCERTAINTIES RELATING TO YEAR 2000 CONSEQUENCES

  Although the Company believes that its internal management information systems are Year 2000 compliant, no assurance can be given that its business will not be adversely affected by possible Year 2000 problems of third parties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                USE OF PROCEEDS

  The net proceeds to the Company from this offering, after deducting estimated underwriting discounts and offering expenses, are estimated to be approximately $42.0 million ($50.8 million if the Underwriters' over-allotment option is exercised), based on an assumed public offering price of $18.75 per share. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The Company intends to use the net proceeds of the offering to repay, without penalty, existing indebtedness primarily incurred under a credit agreement (the "Credit Agreement") with a syndicate of banks (collectively, the "Banks") that provides for: (i) an A-Term Loan Commitment of up to $29.0 million (the "A-Term Loan"); (ii) a B-Term Loan Commitment of up to $28.0 million (the "B-Term Loan"); (iii) an acquisition loan of up to $25.0 million (the "Acquisition Loan"); and (iv) a revolving loan of up to $8.0 million (the "Revolving Loan"). The Company's long-term debt at March 31, 1998, including a current portion of approximately $10.3 million, was approximately $39.6 million, with such indebtedness consisting of: (i) approximately $8.3 million borrowed under the A-Term Loan, which bears interest at the rate of 7.188% per annum and matures on December 31, 2001; (ii) approximately $8.6 million borrowed under the B-Term Loan, which bears interest at the rate of 7.438% per annum and matures on December 31, 2003; (iii) $5.0 million borrowed under the Acquisition Loan, which bears interest at the rate of 6.938% per annum and matures on November 1, 2001; (iv) $4.0 million borrowed under the Revolving Loan, which bears interest at the rate of 6.938% per annum and matures on November 1, 2001; and (v) approximately $13.7 million of other indebtedness, primarily consisting of subordinated seller notes.

  Of the approximately $39.6 million principal amount of existing indebtedness of the Company, the following amounts will be repaid out of the net proceeds to the Company of this offering: (i) approximately $8.3 million principal amount of the A-Term Loan; (ii) approximately $8.6 million principal amount of the B-Term Loan; (iii) $5.0 million principal amount of the Acquisition Loan;
(iv) $4.0 million principal amount of the Revolving Loan; and (v) approximately $1.7 million of other indebtedness, primarily consisting of subordinated seller notes.

  The remaining net proceeds to the Company from this offering will be used for general corporate purposes, which may include future acquisitions. Although the Company regularly reviews strategic opportunities, the Company currently has no binding agreements with respect to any material acquisitions.

  Chase Securities, Inc., which is an underwriter of the offering, is related to Chase Venture Capital Associates, L.P. ("CVCA"), a stockholder of the Company. CVCA will receive more than 10% of the net proceeds of the offering as a Selling Stockholder. Accordingly, the offering is being conducted pursuant to the requirements of Rules 2710(c)(8) and 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"). See "Underwriting."

                                DIVIDEND POLICY

  The Company has never declared or paid, nor does it intend to declare or pay in the foreseeable future, cash dividends on the Common Stock, but intends instead to retain future earnings to finance expansion and operations. In addition, certain financial covenants in the Company's loan agreement with the Banks limit the ability of the Company to pay dividends or make other distributions on the Common Stock.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock of the Company has been included for quotation on the American Stock Exchange under the symbol "HGR" since April 1991. The following table sets forth the high and low intra-day sale prices for the Common Stock for the periods indicated as reported on the AMEX:

                                                                   HIGH   LOW
                                                                  ------ ------
YEAR ENDED DECEMBER 31, 1996
  First Quarter.................................................. $ 4.75 $ 2.63
  Second Quarter.................................................   6.50   4.06
  Third Quarter..................................................   7.50   4.88
  Fourth Quarter.................................................   7.38   5.81
YEAR ENDED DECEMBER 31, 1997
  First Quarter.................................................. $ 7.00 $ 5.50
  Second Quarter.................................................   9.25   6.25
  Third Quarter..................................................  14.94   8.44
  Fourth Quarter.................................................  14.63  10.56
YEAR ENDED DECEMBER 31, 1998
  First Quarter.................................................. $17.63 $12.25
  Second Quarter (through June 29, 1998).........................  21.00  16.00

  On June 29, 1998, the last reported sale price was $18.75 per share. As of June 8, 1998, there were approximately 851 holders of record of the Company's Common Stock.

                                CAPITALIZATION

  The following table sets forth as of March 31, 1998: (i) the capitalization of the Company; (ii) the capitalization of the Company on a pro forma basis to reflect acquisitions completed in April and May 1998; and (iii) the capitalization of the Company on a pro forma as adjusted basis to reflect acquisitions completed in April and May 1998 and the sale by the Company of the shares of Common Stock offered hereby (based on an assumed offering price of $18.75 per share) and the application of the estimated net proceeds therefrom, all as if they occurred on March 31, 1998.

                                               MARCH 31, 1998
                                ------------------------------------------------------
                                                                        PRO FORMA
                                  ACTUAL          PRO FORMA(1)       AS ADJUSTED(2)
                                ---------------  ----------------   ------------------
                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Outstanding debt:
  Revolving Loan..............  $         4,000    $         4,000     $           --
  Acquisition Loan............            5,000              5,000                 --
  A-Term Loan ................            8,296              8,296                 --
  B-Term Loan ................            8,592              8,592                 --
  Subordinated seller notes
   and other indebtedness.....           13,709             14,416              12,714
                                ---------------    ---------------     ---------------
    Total outstanding debt....           39,597             40,304              12,714
                                ---------------    ---------------     ---------------
Mandatorily redeemable
 preferred stock:
  Class C, par value $0.01;
   300 shares authorized,
   issued and outstanding;
   liquidation preference of
   $500 per share plus accrued
   dividends..................              311                311                 311
  Class F, par value $0.01;
   100,000 shares authorized,
   no shares issued and
   outstanding; liquidation
   preference of $1,000 per
   share plus accrued
   dividends..................              --                 --                  --
Shareholders' equity:
  Common stock, par value
   $0.01; 25,000,000 shares
   authorized; 15,778,996
   shares issued and
   15,645,501 shares
   outstanding on an actual
   and pro forma basis;
   18,178,996 shares issued
   and 18,045,501 shares
   outstanding on a pro forma
   as adjusted basis(3).......              158                158                 182
Additional paid-in capital....          103,496            103,496             145,459
Retained earnings.............            5,928              5,928               5,928
Treasury stock, cost--(133,495
 shares)......................             (655)              (655)               (655)
                                ---------------    ---------------     ---------------
    Total shareholders'
     equity...................          108,927            108,927             150,914
                                ---------------    ---------------     ---------------
      Total capitalization....  $       148,835    $       149,542     $       163,939
                                ===============    ===============     ===============

--------
(1) Gives effect to the consummation of acquisitions in April and May 1998. See "Selected Unaudited Pro Forma Condensed Consolidated Financial Information."

(2) Gives effect to the application of the net proceeds from the sale by the Company of 2,400,000 shares of Common Stock offered hereby at an assumed public offering price of $18.75. See "Use of Proceeds."

(3) Excludes: (i) 379,808 shares of Common Stock issuable upon the exercise of stock options outstanding under the Company's 1991 Stock Option Plan at a weighted average exercise price of $6.98 per share at March 31, 1998; (ii) 56,250 shares of Common Stock issuable upon the exercise of stock options outstanding under the Company's 1993 Non-Employee Director Stock Option Plan at a weighted average exercise price of $5.70 per share; (iii) 20,375 shares of Common Stock issuable upon the exercise of outstanding non-qualified options at a weighted average exercise price of $8.46 per share; and (iv) 1,190,649 shares of Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $5.37 per share.

     SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth selected historical and pro forma consolidated financial information of the Company: (i) as of December 31, 1996 and 1997 and for each of the five fiscal years ended December 31, 1997, which information has been derived from the audited consolidated financial statements of the Company; and (ii) as of March 31, 1998 and for the three months ended March 31, 1997 and 1998, which information has been derived from the consolidated financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary (consisting of normal recurring adjustments) for a fair presentation of the results for such periods. The results of operations for the quarter ended March 31, 1998 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1998, or any future period. The selected consolidated financial data are qualified by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

  The following selected pro forma consolidated financial information should be read in conjunction with the Pro Forma Condensed Consolidated Financial Statements for the year ended December 31, 1997 and the three months ended March 31, 1998, and the Notes thereto included elsewhere in this Prospectus. The pro forma adjustments are described in the accompanying Notes to the Pro Forma Condensed Consolidated Financial Statements.

           SELECTED HISTORICAL AND CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       YEARS ENDED DECEMBER 31,                    QUARTERS ENDED MARCH 31,
                          -------------------------------------------------------  ---------------------------
                                                                        PRO FORMA                    PRO FORMA
                                                                           AS                           AS
                                                                        ADJUSTED                     ADJUSTED
                           1993     1994     1995     1996      1997     1997(4)    1997     1998     1998(5)
                          -------  -------  -------  -------  --------  ---------  -------  -------  ---------
STATEMENTS OF INCOME
 DATA:
 Net sales..............  $43,877  $50,300  $52,468  $66,806  $145,598  $170,647   $30,950  $40,750   $43,052
 Gross profit...........   24,207   27,091   27,896   34,573    72,064    85,201    14,720   19,447    20,628
 Selling, general and
  administrative........   17,124   21,340   19,362   24,550    49,076    58,551    10,925   14,729    15,713
 Depreciation and
  amortization..........    2,656    3,137    2,691    2,848     4,681     4,438     1,159    1,260     1,323
 Acquisition and
  integration costs(1)..      --       --       --     2,479       --        --        --       --        --
 Restructuring cost(1)..      --       460      --       --        --        --        --       --        --
 Loss from disposal of
  assets(1).............      --     2,150      --       --        --        --        --       --        --
 Income from continuing
  operations............    4,428        4    5,843    4,695    18,308    22,213     2,636    3,458     3,591
 Interest expense.......   (1,167)  (1,746)  (2,056)  (2,547)   (4,932)   (4,694)   (1,527)    (615)     (266)
 Income (loss) from
  continuing operations
  before taxes,
  extraordinary item and
  accounting change.....    3,221   (1,922)   3,680    1,971    13,166    17,269     1,065    2,873     3,358
 Provision for income
  taxes.................    1,626      358    1,544      890     5,526     7,249       447    1,178     1,377
 Income (loss) from
  continuing operations
  before extraordinary
  item and accounting
  change................    1,594   (2,280)   2,135    1,081     7,640    10,020       618    1,695     1,981
 Loss from discontinued
  operations(2).........     (105)    (407)     --       --        --        --        --       --        --
 Income (loss) before
  extraordinary item and
  accounting change.....    1,490   (2,687)   2,135    1,081     7,640    10,020       618    1,695     1,981
 Extraordinary loss on
  early extinguishment
  of debt...............      (23)     --       --       (83)   (2,694)      --        --       --        --
 Cumulative effect of
  change in accounting
  for income taxes......    1,189      --       --       --        --        --        --       --        --
 Net income (loss)......  $ 2,655  $(2,687) $ 2,135  $   998  $  4,946  $ 10,020   $   618  $ 1,695  $  1,981
Basic per common share
 data(3):
 Income (loss) from
  continuing operations
  before extraordinary
  item and accounting
  change................  $  0.19  $ (0.28) $  0.25  $  0.12  $   0.65  $   0.70   $  0.07  $  0.11  $   0.11
 Loss from discontinued
  operations............    (0.01)   (0.05)     --       --        --        --        --       --        --
 Extraordinary loss on
  early extinguishment
  of debt...............      --       --       --     (0.01)    (0.23)      --        --       --        --
 Cumulative effect of
  change in accounting
  for income taxes......     0.14      --       --       --        --        --        --       --        --
                          -------  -------  -------  -------  --------  --------   -------  -------  --------
 Net income (loss) per
  common share..........  $  0.32  $ (0.33) $  0.25  $  0.11  $   0.42  $   0.70   $  0.07  $  0.11  $   0.11
                          =======  =======  =======  =======  ========  ========   =======  =======  ========
 Shares used to compute
  basic per common share
  amounts...............    8,217    8,290    8,291    8,470    11,793    14,216     9,359   15,576    17,976
Diluted per common share
 data(3):
 Income (loss) from
  continuing operations
  before extraordinary
  item and accounting
  change................  $  0.19  $ (0.28) $  0.25  $  0.12  $   0.58  $   0.64   $  0.06  $  0.10  $   0.10
 Loss from discontinued
  operations............    (0.01)   (0.05)     --       --        --        --        --       --        --
 Extraordinary loss on
  early extinguishment
  of debt...............      --       --       --     (0.01)    (0.21)      --        --       --        --
 Cumulative effect of
  change in accounting
  for income taxes......     0.14      --       --       --        --        --        --       --        --
                          -------  -------  -------  -------  --------  --------   -------  -------  --------
 Net income (loss) per
  common share..........  $  0.32  $ (0.33) $  0.25  $  0.11  $   0.37  $   0.64   $  0.06  $  0.10  $   0.10
                          =======  =======  =======  =======  ========  ========   =======  =======  ========
 Shares used to compute
  diluted per common
  share amounts.........    8,267    8,290    8,300    8,663    13,138    15,561     9,941   17,082    19,482

                                        DECEMBER 31,                MARCH 31,
                                      ----------------- MARCH 31,      1998
                                        1996     1997     1998    AS ADJUSTED(6)
                                      -------- -------- --------- --------------
BALANCE SHEET DATA:
 Cash and cash equivalents........... $  6,572 $  6,557 $  5,653     $ 19,096
 Working capital.....................   25,499   39,031   35,856       55,904
 Total assets........................  134,941  157,983  169,407      184,618
 Long-term debt......................   64,298   23,237   29,286        8,869
 Shareholders' equity................   39,734  106,320  108,927      150,914

--------
(1) The 1994 results include restructuring costs of $460,000 associated with the closing of unprofitable patient-care centers and a loss from the disposal of assets of $2.2 million resulting from the sale of the Company's southern California patient-care centers. The 1996 results include acquisition and integration costs of $2.5 million incurred in connection with the purchase of JEH effective November 1, 1996.

(2) Loss from discontinued operations consists of the loss from discontinued operations and the sale of the discontinued operation of the Company's Apothecaries, Inc. subsidiary, the assets of which were sold in 1994.

(3) During the fourth quarter of 1997, the Company adopted the provisions of SFAS 128 and, as required, has restated all prior period per common share data. Basic per common share amounts are computed using the weighted average number of common shares outstanding during the period. Diluted per common share amounts are computed using the weighted average number of common shares outstanding during the period and dilutive potential common shares. Dilutive potential common shares consist of stock options and stock warrants and are calculated using the treasury stock method. Both basic and diluted per common share amounts have been adjusted for preferred stock dividends.

(4) Adjusted to give effect to: (i) acquisitions which occurred during 1997 and the five months ended May 31, 1998; and (ii) the reduction in interest expense resulting from the application of the estimated net proceeds of this offering upon the sale by the Company of 2,400,000 shares of Common Stock offered hereby at an assumed public offering price of $18.75, as if all such transactions had occurred on January 1, 1997. See "Use of Proceeds" and "Selected Unaudited Pro Forma Condensed Consolidated Financial Information."

(5) Adjusted to give effect to: (i) acquisitions which occurred during the five months ended May 31, 1998; and (ii) the reduction in interest expense resulting from the application of the estimated net proceeds of this offering upon the sale by the Company of 2,400,000 shares of Common Stock offered hereby at an assumed public offering price of $18.75, as if all such transactions had occurred on January 1, 1998. See "Use of Proceeds" and "Selected Unaudited Pro Forma Condensed Consolidated Financial Information."

(6) Adjusted to give effect to the sale by the Company of 2,400,000 shares of Common Stock offered hereby at an assumed public offering price of $18.75, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

   SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

  The following unaudited pro forma condensed consolidated statement of income for the quarter ended March 31, 1998 is based on the historical financial statements of the Company, adjusted to give the effect to the acquisition of certain assets and the assumption of certain liabilities of Wayne R. Rosen C.O., C.Ped., Inc. and Orthotic Professional Services, Inc. ("Rosen"), CCMC Affiliates, Inc. ("CCMC"), Eugene Teufel and Son Orthotic and Prosthetics, Inc. ("Teufel"), Hattiesburg Braces & Limbs, Inc. ("HBL") and Augusta Brace, Inc. ("Augusta") (collectively defined as "the 1998 Acquired Companies"). The following unaudited pro forma condensed consolidated balance sheet as of March 31, 1998 is based on the historical financial statements of the Company, adjusted to give effect to the acquisition of certain assets and the assumption of certain liabilities of HBL and Augusta. The following unaudited pro forma condensed consolidated statement of income for the year ended December 31, 1997 is based on the historical financial statements of the Company, adjusted to give effect to the acquisition of certain assets and the assumption of certain liabilities of the 1998 Acquired Companies and of Prosthetic Treatment Center, Inc. ("Kingsport"), the retail division of ACOR Orthopedic, Inc. ("ACOR"), Fort Walton Orthopedic, Inc. and Mobile Limb & Brace, Inc. ("FWM"), Rehabilitation Engineering, Inc. ("REI"), Morgan Prosthetic-Orthotics, Inc. ("Morgan"), Montana Orthotics and Pros., Inc. ("Montana"), Laurence Orthopedic, Inc. ("Laurence"), Harshberger Prosthetic & Orthotic Center, Inc. et al ("Harshberger") and Reid Prosthetic Service, Inc. ("Reid") (collectively defined as "the 1997 Acquired Companies").

  The unaudited pro forma condensed consolidated statement of income for the quarter ended March 31, 1998 has been prepared assuming the 1998 Acquired Companies acquisitions occurred as of January 1, 1997. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 1997 has been prepared assuming the 1998 Acquired Companies and 1997 Acquired Companies acquisitions occurred as of January 1, 1997. The unaudited pro forma condensed consolidated balance sheet as of March 31, 1998 has been prepared assuming that the HBL and Augusta acquisitions occurred on March 31, 1998. The acquisition and related adjustments are described in the notes thereto.

  The unaudited pro forma condensed consolidated statements of income do not purport to represent what the Company's results of operations would actually have been had the transactions in fact occurred on the aforementioned date, or to project the Company's results of operations for any future period.

  The pro forma adjustments are based upon available information and upon certain assumptions management believes are reasonable. These adjustments are directly attributable to the transactions and are expected to have a continuing impact on the financial condition and results of operations of the Company.

  The unaudited pro forma condensed consolidated statements of income should be read in conjunction with the Company's consolidated financial statements included elsewhere in this Prospectus. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The condensed consolidated pro forma financial information does not give effect to any matters other than those described in the notes thereto.

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 1998

                           HISTORICAL
                          ------------
                             HANGER
                           ORTHOPEDIC     ACQUIRED    PRO FORMA                          OFFERING     PRO FORMA
                          GROUP, INC.   COMPANIES(1) ADJUSTMENTS        PRO FORMA(5)  ADJUSTMENTS(6) AS ADJUSTED
                          ------------  ------------ -----------        ------------  -------------- ------------
ASSETS
Current Assets:
 Cash and cash
  equivalents...........  $  5,652,746    $ 95,825   $(1,050,825)(2)(3) $  4,697,746   $ 14,397,800  $ 19,095,546
 Accounts receivable....    31,655,712     135,374           --           31,791,086            --     31,791,086
 Inventories............    17,633,551      68,184           --           17,701,735            --     17,701,735
 Prepaid and other
  assets................     4,028,619      20,558        (6,999)(2)       4,042,178            --      4,042,178
 Deferred income taxes..     2,127,185         --            --            2,127,185            --      2,127,185
                          ------------    --------   -----------        ------------   ------------  ------------
Total Current Assets....    61,097,813     319,941    (1,057,824)         60,359,930     14,397,800    74,757,730
                          ------------    --------   -----------        ------------   ------------  ------------
Property, plant and
 equipment, net.........    18,731,605      14,494        (4,850)(2)      18,741,249            --     18,741,249
Intangible assets, net..    88,613,789       2,634     1,428,534 (2)(3)   90,044,957            --     90,044,957
Other assets............       964,205     110,329           --            1,074,534            --      1,074,534
                          ------------    --------   -----------        ------------   ------------  ------------
 Total Assets...........  $169,407,412    $447,398   $   365,860        $170,220,670   $ 14,397,800  $184,618,470
                          ============    ========   ===========        ============   ============  ============
LIABILITIES
Current Liabilities:
 Current portion of
  long-term debt........  $ 10,310,984    $  3,230   $   190,054 (3)    $ 10,504,268   $ (6,659,396) $  3,844,872
 Accounts payable.......     3,712,060      65,395           --            3,777,455            --      3,777,455
 Accrued expenses and
  other.................    11,219,119      12,641           --           11,231,760            --     11,231,760
                          ------------    --------   -----------        ------------   ------------  ------------
Total Current
 Liabilities............    25,242,163      81,266       190,054          25,513,483     (6,659,396)   18,854,087
                          ------------    --------   -----------        ------------   ------------  ------------
Long-term debt..........    29,286,054      53,125       460,208 (2)(3)   29,799,387    (20,930,304)    8,869,083
Deferred income taxes...     3,405,833         --            --            3,405,833            --      3,405,833
Other liabilities.......     2,546,595      28,605           --            2,575,200            --      2,575,200
                          ------------    --------   -----------        ------------   ------------  ------------
 Total Liabilities......    60,480,645     162,996       650,262          61,293,903    (27,589,700)   33,704,203
                          ------------    --------   -----------        ------------   ------------  ------------
SHAREHOLDERS' EQUITY
Common stock............       157,791      10,720       (10,720)(4)         157,791         24,000       181,791
Additional paid-in
 capital................   103,496,362       7,500        (7,500)(4)     103,496,362     41,963,500   145,459,862
Retained earnings
 (accumulated deficit)..     5,928,176     287,330      (287,330)(4)       5,928,176            --      5,928,176
                          ------------    --------   -----------        ------------   ------------  ------------
                           109,582,329     305,550      (305,550)        109,582,329     41,987,500   151,569,829
Treasury stock..........      (655,562)    (21,148)       21,148 (4)        (655,562)           --       (655,562)
                          ------------    --------   -----------        ------------   ------------  ------------
 Total Shareholders'
  Equity................   108,926,767     284,402      (284,402)        108,926,767     41,987,500   150,914,267
                          ------------    --------   -----------        ------------   ------------  ------------
 Total Liabilities and
  Shareholders' Equity..  $169,407,412    $447,398   $   365,860        $170,220,670   $ 14,397,800  $184,618,470
                          ============    ========   ===========        ============   ============  ============

                 See accompanying notes on the following page.

--------
(1) The aggregate purchase price for the acquisitions consummated during April and May 1998 amounts to approximately $1.6 million, comprising $955,000 in cash and $670,000 in seller notes. The following represents condensed historical balance sheet information for businesses acquired during April and May 1998:

                                          CURRENT   TOTAL     CURRENT    TOTAL
   COMPANY                                 ASSETS   ASSETS  LIABILITIES  EQUITY
   -------                                -------- -------- ----------- --------
   HBL................................... $121,137 $123,771   $31,929   $ 39,330
   Augusta...............................  198,804  323,627    49,337    245,072
                                          -------- --------   -------   --------
     Total............................... $319,941 $447,398   $81,266   $284,402
                                          ======== ========   =======   ========

(2) The adjustment to decrease cash ($95,825); prepaid and other assets ($6,999); property, plant and equipment ($4,850); long-term debt ($53,125) and to increase intangible assets ($54,549) has been made in order to adjust assets and liabilities to fair market value and eliminate certain assets and liabilities not assumed by the Company.

(3) The adjustment to decrease cash ($955,000) and to increase intangible assets ($1,658,387); the current portion of long-term debt ($190,054) and long-term debt ($513,333) has been made in order to reflect cash paid and long-term debt and seller notes incurred to purchase HBL and Augusta.

(4) Reflects the elimination of ownership interests in acquired companies.

(5) The unaudited pro forma condensed consolidated balance sheet excludes potential future contingent consideration to be paid to former shareholders of acquired businesses based on prescribed formulas. Contingent consideration is to be accounted for as additional purchase price consideration if and when it becomes probable.

(6) Reflects the application of the estimated net proceeds of this offering as if this transaction occurred as of March 31, 1998. See "Use of Proceeds."

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER
                              ENDED MARCH 31, 1998

                          HISTORICAL
                          -----------
                            HANGER
                          ORTHOPEDIC     ACQUIRED    PRO FORMA                       OFFERING      PRO FORMA
                          GROUP, INC.  COMPANIES(1) ADJUSTMENTS       PRO FORMA(11) ADJUSTMENTS   AS ADJUSTED
                          -----------  ------------ -----------       ------------- -----------   -----------
Net sales...............  $40,750,018   $2,449,915   $(148,174)(2)     $43,051,759   $    --      $43,051,759
Cost of sales...........   21,303,131    1,263,835    (143,456)(2)      22,423,510        --       22,423,510
                          -----------   ----------   ---------         -----------   --------     -----------
Gross profit............   19,446,887    1,186,080      (4,718)         20,628,249        --       20,628,249
Selling, general and
 administrative.........   14,729,001    1,327,596    (343,120)(3)(5)   15,713,477        --       15,713,477
Depreciation and
 amortization...........    1,259,983        7,235      56,107 (4)       1,323,325        --        1,323,325
                          -----------   ----------   ---------         -----------   --------     -----------
Income (loss) from
 operations.............    3,457,903     (148,751)    282,295           3,591,447        --        3,591,447
Interest expense, net...     (614,822)      15,134    (185,247)(3)(6)     (784,935)   518,460(8)     (266,475)
Other income (expense)..       30,345       10,546      (7,618)(3)          33,273        --           33,273
                          -----------   ----------   ---------         -----------   --------     -----------
Income (loss) from
 operations before
 taxes..................    2,873,426     (123,071)     89,430           2,839,785    518,460       3,358,245
Provision for income
 taxes..................    1,178,000        4,567     (18,360)(7)       1,164,207    212,569(9)    1,376,776
                          -----------   ----------   ---------         -----------   --------     -----------
Net income (loss).......  $ 1,695,426   $ (127,638)  $ 107,790         $ 1,675,578   $305,891     $ 1,981,469
                          ===========   ==========   =========         ===========   ========     ===========
Basic net income per
 common share(10).......  $      0.11                                  $      0.11                $      0.11
                          ===========                                  ===========                ===========
Shares used to compute
 basic per common share
 amounts................   15,576,030                                   15,576,030                 17,976,030
Diluted net income per
 common share(10).......  $      0.10                                  $      0.10                $      0.10
                          ===========                                  ===========                ===========
Shares used to compute
 diluted per common
 share amounts..........   17,081,983                                   17,081,983                 19,481,983


                 See accompanying notes on the following page.

--------
 (1) The historical statements of income data for the 1998 Acquired Companies for the quarter ended March 31, 1998 represent the results of operations of such companies from January 1, 1998 to the earlier of their respective dates of acquisition or March 31, 1998. Each of the acquisitions has been accounted for as a purchase. Accordingly, the results of operations for each of the 1998 Acquired Companies are included in the historical results of operations of the Company from the date of its acquisition.

 (2) The adjustments to reduce sales ($148,174) and cost of sales ($143,456) reflect the elimination of profit on intercompany sales during the period presented.

 (3) The adjustments to reduce selling, general and administrative ($21,957), interest income ($14,581) and other income ($7,618) reflect the elimination of historical income and expenses generated from 1998 Acquired Companies assets not acquired.

 (4) Reflects increases in historical amounts of the 1998 Acquired Companies for both amortization expense resulting from the revaluation in purchase accounting of intangible assets and additional amortization over a 40-year period, as if such 1998 Acquired Companies were acquired as of the beginning of the period presented.

 (5) Includes a net reduction to historical amounts of $321,163 for employee and practitioner salaries of the 1998 Acquired Companies to reflect the difference between such historical amounts and amounts either specified in employment contracts for comparable employment positions with the Company or to reflect positions eliminated which will not subsequently be filled by the Company. Such employment agreements or eliminations were signed or executed concurrent with the signing of the respective purchase agreements.

 (6) The additional interest expense of $170,666 reflects what would have been incurred if the consideration (in the form of cash and promissory notes) for the 1998 Acquired Companies had been paid at January 1, 1998. The interest rate used to calculate pro forma interest (7.0%) on the assumed additional debt required to fund the cash payments reflects the Company's approximate borrowing rate.

 (7) Reflects income taxes as if the Company and the acquired companies were each a C Corporation for the period presented.

 (8) Reflects the application of the estimated net proceeds of this offering as if this transaction occurred as of March 31, 1998. Pro forma net interest expense, net income and net income per common share amounts do not include approximately $170,000 of interest income that would have been earned assuming the $13.4 million increase in cash had been invested in cash equivalents earning 5.0%. If interest income had been reflected, basic and diluted per common share amounts, on a pro forma as adjusted basis, would have been $0.12 and $0.11, respectively. The following reflects the debt to be repaid by the Company from the net proceeds of the offering and the debt to be outstanding as of March 31, 1998 on a pro forma as adjusted basis:

                                            REMAINING
    DESCRIPTION                  REPAID    INDEBTEDNESS
    -----------                ----------- ------------
    Revolving Loan............ $ 4,000,000 $       --
    Acquisition Loan..........   5,955,000         --
    A-Term Loan...............   8,295,967         --
    B-Term Loan...............   8,591,681         --
    Subordinated seller notes
     and other indebtedness...   1,702,052  12,710,725
                               ----------- -----------
      Total................... $28,544,700 $12,710,725
                               =========== ===========

 (9) Represents the adjustments to income taxes which would have been provided on a pro forma as adjusted income before income taxes basis using an effective tax rate of 41%.

(10) Basic per common share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per common share amounts are computed using the weighted average number of common shares outstanding during the year and dilutive potential common shares. Dilutive potential common shares consist of stock options and stock warrants and are calculated using the treasury stock method. The shares used in computations of net income per common share on a pro forma as adjusted basis also include Common Stock being sold pursuant to this offering. Both basic and diluted per common share amounts have been adjusted for preferred dividends.

(11) The unaudited pro forma amounts exclude the impact of potential future contingent consideration to be paid to former shareholders of acquired companies based on prescribed formulas. Contingent consideration is to be accounted for as additional purchase price consideration if and when it becomes probable.

  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR
                            ENDED DECEMBER 31, 1997

                           HISTORICAL
                          ------------
                             HANGER
                           ORTHOPEDIC     ACQUIRED     PRO FORMA                         OFFERING       PRO FORMA
                          GROUP, INC.   COMPANIES(1)  ADJUSTMENTS        PRO FORMA(11)  ADJUSTMENTS    AS ADJUSTED
                          ------------  ------------  -----------        -------------  -----------    ------------
Net sales...............  $145,597,876  $26,027,048   $  (978,387)(2)    $170,646,537   $      --      $170,646,537
Cost of sales...........    73,533,398   12,858,949      (947,235)(2)      85,445,112          --        85,445,112
                          ------------  -----------   -----------        ------------   ----------     ------------
Gross profit............    72,064,478   13,168,099       (31,152)         85,201,425          --        85,201,425
Selling, general and
 administrative.........    49,075,956   11,333,930    (1,859,043)(3)(5)   58,550,843          --        58,550,843
Depreciation and
 amortization...........     4,680,822      396,091      (639,369)(4)       4,437,544          --         4,437,544
                          ------------  -----------   -----------        ------------   ----------     ------------
Income from operations..    18,307,700    1,438,078     2,467,260          22,213,038          --        22,213,038
Interest expense........    (4,932,385)      (5,213)   (2,192,873)(3)(6)   (7,130,471)   2,436,560(8)    (4,693,911)
Other expense, net......      (209,296)     (11,766)      (28,902)(3)        (249,964)         --          (249,964)
                          ------------  -----------   -----------        ------------   ----------     ------------
Income from operations
 before taxes and
 extraordinary item.....    13,166,019    1,421,099       245,485          14,832,603    2,436,560       17,269,163
Provision for income
 taxes..................     5,526,000       21,298       678,668 (7)       6,225,966    1,023,355(9)     7,249,321
                          ------------  -----------   -----------        ------------   ----------     ------------
Net income (loss) before
 extraordinary item.....  $  7,640,019  $ 1,399,801   $  (433,183)       $  8,606,637   $1,413,205     $ 10,019,842
                          ============  ===========   ===========        ============   ==========     ============
Basic net income per
 common share(10).......  $       0.65                                   $       0.73                  $       0.70
                          ============                                   ============                  ============
Shares used to compute
 basic per common share
 amounts ...............    11,792,892                                     11,815,985                    14,215,985
Diluted net income per
 common share(10).......  $       0.58                                   $       0.65                  $       0.64
                          ============                                   ============                  ============
Shares used to compute
 diluted per common
 share amounts..........    13,138,377                                     13,161,470                    15,561,470


                 See accompanying notes on the following page.

--------
 (1) The historical statements of income for the 1997 Acquired Companies and the 1998 Acquired Companies for the year ended December 31, 1997 represent the results of operations for such companies from January 1, 1997 to the earlier of their respective dates of acquisition or December 31, 1997. Each of the acquisitions has been accounted for as a purchase. Accordingly, the results of operations for each of the 1997 Acquired Companies and the 1998 Acquired Companies are included in the historical results of operations of the Company from the date of its acquisition.

 (2) The adjustments to reduce sales ($978,387) and cost of sales ($947,235) reflect the elimination of profit on intercompany sales during the period presented.

 (3) The adjustments to reduce selling, general and administrative ($204,764), interest income ($48,654) and other income ($28,902) reflect the elimination of historical income and expenses generated from the 1997 Acquired Companies and 1998 Acquired Companies assets not acquired.

 (4) Reflects increases in historical amounts of the 1997 Acquired Companies and the 1998 Acquired Companies for both amortization expense resulting from the revaluation in purchase accounting of intangible assets and additional amortization over a 40-year period, as if such 1997 Acquired Companies and 1998 Acquired Companies were acquired as of the beginning of the period presented.

 (5) Includes a net reduction to historical amounts of $1,654,279 for employee and practitioner salaries of the 1997 Acquired Companies and the 1998 Acquired Companies to reflect the difference between such historical amounts and amounts either specified in employment contracts for comparable employment positions with the Company. Such employment agreements or eliminations were signed or executed concurrent with the signing of the respective purchase agreements.

 (6) The additional interest expense of $2,144,219 reflects what would have been incurred if the consideration (in the form of cash and promissory notes) for the 1997 Acquired Companies and the 1998 Acquired Companies had been paid at January 1, 1997. The interest rate used to calculate pro forma interest (approximately 7.7%) on the assumed additional debt required to fund the cash payments reflects the Company's approximate borrowing rate.

 (7) Reflects income taxes as if the Company and the acquired companies were each a C Corporation for the period presented.

 (8) Represents the assumed application of estimated net proceeds of this offering as of the beginning of the period presented. Pro forma net interest expense, net income and net income per common share amounts do not include approximately $570,000 of interest income that would have been earned assuming the $11.4 million increase in cash had been invested in cash equivalents earning 5.0%. If interest income had been reflected, basic and diluted per common share amounts, on a pro forma as adjusted basis, would have been $0.73 and $0.66, respectively. The following reflects the debt to be repaid by the Company from the net proceeds of this offering and the debt to be outstanding as of December 31, 1997 on a pro forma as adjusted basis:

                                            REMAINING
    DESCRIPTION                  REPAID    INDEBTEDNESS
    -----------                ----------- ------------
    Acquisition Loan.......... $11,434,403 $       --
    A-Term Loan...............   8,567,704         --
    B-Term Loan...............   8,663,611         --
    Subordinated seller notes
     and other indebtedness...   1,888,598  13,323,660
                               ----------- -----------
      Total................... $30,554,316 $13,323,660
                               =========== ===========

 (9) Represents the adjustments to income taxes which would have been provided on a pro forma as adjusted income before income taxes basis using an effective tax rate of 42%.

(10) Basic per common share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per common share amounts are computed using the weighted average number of common shares outstanding during the year and dilutive potential common shares. Dilutive potential common shares consist of stock options and stock warrants and are calculated using the treasury stock method. The shares used in computations of net income per common share on a pro forma as adjusted basis also include Common Stock being sold pursuant to this offering. Both basic and diluted per common share amounts have been adjusted for preferred dividends.

(11) The unaudited pro forma amounts exclude the impact of potential future contingent consideration to be paid to former shareholders of acquired companies based on prescribed formulas. Contingent consideration is to be accounted for as additional purchase price consideration if and when it becomes probable.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  The significant growth in the Company's O&P professional practice management net sales has resulted from an aggressive program of acquiring and developing O&P patient-care centers. Similarly, growth in the Company's O&P distribution and manufacturing net sales is attributable primarily to acquisitions. Since 1986, when the Company acquired its first O&P practice, the Company has acquired over 60 businesses and presently owns and operates 244 patient-care centers, six distribution facilities, three of which contain central fabrication operations, and two manufacturing facilities. Since 1995, the Company has significantly expanded OPNET, its national O&P preferred provider network, in order to facilitate contracting with managed care organizations on a national level.

COMPANY EXPANSION

  During late 1994 and 1995, the Company closed or sold nine unprofitable patient-care centers and temporarily discontinued its acquisition program. Following a change in executive management in mid-1995 and a refinancing in 1996, the Company's acquisition program was resumed. The significant increase in the number of patient-care centers and certified practitioners in 1996 is attributable primarily to the Company's acquisition of JEH. The following table sets forth the number of patient-care centers, certified practitioners and states (including the District of Columbia) in which the Company operated at the end of each of the past five years and at March 31, 1997 and 1998:

                                                DECEMBER 31,        MARCH 31,
                                          ------------------------ ------------
                                          1993 1994 1995 1996 1997 1997 1998(1)
                                          ---- ---- ---- ---- ---- ---- -------
Number of patient-care centers...........  72   85   84  178  213  178    238
Number of certified practitioners........ 104  125  119  199  248  197    278
Number of states (including D.C.)........  22   25   24   29   30   29     30

--------

(1) Excludes six patient-care centers acquired subsequent to March 31, 1998, and seven certified practitioners employed by such patient-care centers.

NON-RECURRING CHARGES

  The Company's results of operations prior to 1997 were adversely affected by certain non-recurring charges, the most significant of which were associated with: (i) the sale or closure of unprofitable patient-care centers and related restructuring charges recorded in 1994; and (ii) non-recurring acquisition and integration costs incurred in 1996 in connection with the acquisition of JEH.

                                                YEARS ENDED DECEMBER 31,
                                           -----------------------------------
                                            1993   1994   1995   1996   1997
                                           ------ ------ ------ ------ -------
                                                     (IN THOUSANDS)
Income from continuing operations (as
 reported)................................ $4,428 $    4 $5,843 $4,695 $18,308
Nature of non-recurring charges:
  Loss from disposal of assets............    --   2,150    --     --      --
  Restructuring costs.....................    --     460    --     --      --
  Acquisition and integration costs.......    --     --     --   2,479     --
                                           ------ ------ ------ ------ -------
Income from continuing operations
 (excluding non-recurring charges)........ $4,428 $2,614 $5,843 $7,174 $18,308

RECENT ACQUISITIONS

  During 1997, the Company acquired nine O&P companies for an aggregate consideration, excluding potential earn-out provisions, of $21.4 million. These O&P companies, which operate 29 patient-care centers and employ 175 persons, had combined net sales of $19.2 million in the year ended December 31, 1997. During the five months ended May 31, 1998, the Company acquired five O&P companies for an aggregate consideration, excluding potential earn-out provisions, of approximately $14.9 million. These O&P companies, which operate 25 patient-care centers and employ 110 persons, had combined net sales of approximately $14.6 million in the year ended December 31, 1997.

SAME-CENTER SALES GROWTH

  In addition to acquisitions of new patient-care centers, the growth in the Company's net sales from O&P patient-care services is attributable to a lesser degree to increases in net sales from existing patient-care centers. In 1994, the Company's decline in same-center net sales growth was primarily a result of poor operating performance at several centers that the Company subsequently sold or closed, the loss of several practitioners and severe weather conditions in the first quarter. The following table sets forth, for the periods indicated, the percent increase (decrease) in net sales contributed by those patient-care centers that were open during the entire period as well as the prior year's entire comparable period:

                                                                    QUARTERS
                                                                      ENDED
                                        YEARS ENDED DECEMBER 31,    MARCH 31,
                                       --------------------------- -----------
                                       1993  1994  1995 1996 1997  1997  1998
                                       ---- ------ ---- ---- ----- ----- -----
Percent increase (decrease) in same-
 center sales......................... 4.4% (3.7)% 5.2% 5.8% 11.7% 10.6% 13.8%

CENTER-LEVEL RESULTS BY YEAR

  The Company generally experiences rapid growth in net sales in the first two calendar years following an acquisition or a new patient-care center opening, with rates of growth moderating in the following years. The following table represents the aggregate net sales growth of the Company's patient-care centers that have been acquired or opened since 1990:

                                           YEAR 1(1) YEAR 2 YEAR 3 YEAR 4 YEAR 5
                                           --------- ------ ------ ------ ------
Aggregate net sales growth................   12.7%    7.5%   1.1%   0.1%   5.6%

--------
(1) Year 1 represents the second full year of operation by the Company following the center's acquisition or opening divided by the first full year of operation by the Company.

  The Company also tracks profitability as measured by center-level EBITDA contribution before corporate overhead allocation, as shown in the following table:

                                           YEAR 1(2) YEAR 2 YEAR 3 YEAR 4 YEAR 5
                                           --------- ------ ------ ------ ------
EBITDA contribution margin................   23.5%   19.7%  23.9%  21.5%  24.9%

--------
(2) Year 1 represents the first full year of operations by the Company following the center's acquisition or opening. EBITDA contribution margin is defined as net income (loss) before interest expense, taxes, depreciation and amortization, discontinued operations, non-recurring charges, extraordinary item and accounting change as a percent of center-level net sales.

  Aggregate net sales growth for year 3 and 4, and EBITDA contribution margin for year 4, were negatively affected due to the underperformance in the years ended December 31, 1994 and 1995 of centers acquired in 1990 and 1991, respectively. This underperformance is primarily attributable to the loss of certain O&P practitioners and the underperformance by certain of the Company's patient-care centers. As previously discussed, the Company closed or sold nine unprofitable patient-care centers and replaced previously vacant practitioner positions beginning in late 1994 through 1995.

SOURCES OF NET SALES

  Although the Company's net sales continue to be most significantly derived from O&P practice management activities, including patient-care services, the percent of the Company's total net sales attributable to O&P distribution activities has increased. The following table sets forth the percent contributed to net sales in each of the periods indicated by the principal sources of the Company's net sales. The increase in the percent of net sales contributed by distribution activities in 1997 is attributable to the Company's acquisition of JEH in late 1996 and increased sales to O&P practitioners in the Company's OPNET network. Manufacturing as a percent of net sales declined to 5.3% in 1997 versus 12.0% in 1996. However, there was a slight increase in the actual dollar amount of net sales attributable to manufacturing.

                                                                    QUARTERS
                                                                      ENDED
                                    YEARS ENDED DECEMBER 31,        MARCH 31,
                               ---------------------------------- -------------
                                1993   1994   1995   1996   1997   1997   1998
                               ------ ------ ------ ------ ------ ------ ------
Sources of net sales:
  Practice management and
   patient-care services......  76.8%  78.0%  78.5%  78.2%  77.1%  74.6%  79.0%
  Manufacturing...............  18.3   17.6   16.3   12.0    5.3    6.3    4.2
  Distribution................   4.9    4.4    5.2    9.8   17.6   19.1   16.8
                               ------ ------ ------ ------ ------ ------ ------
                               100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0%
                               ====== ====== ====== ====== ====== ====== ======

PAYOR MIX

  The Company receives payments for O&P services rendered to patients from private insurers, HMOs, PPOs, the patients directly and governmental payors, including Medicare, Medicaid and the VA. The sources and amounts of the Company's net sales derived from its patient-care centers are determined by a number of factors, including the number and nature of O&P services rendered and the rates of reimbursement among payor categories. Generally, private insurance and other third-party reimbursement levels are greater than managed care (HMO/PPO), Medicare, Medicaid and VA reimbursement levels. Changes in the Company's payor mix can affect its profitability. The following table sets forth the percent contributed to net sales in each of the following periods by the principal categories of payors:

                                                                     QUARTERS
                                                      YEARS ENDED      ENDED
                                                     DECEMBER 31,    MARCH 31,
                                                     ------------- -------------
                                                      1996   1997   1997   1998
                                                     ------ ------ ------ ------
Payor mix(1):
  Private pay and other.............................  43.2%  38.0%  43.0%  48.0%
  Medicare/Medicaid/VA..............................  56.8   62.0   57.0   52.0
                                                     ------ ------ ------ ------
                                                     100.0% 100.0% 100.0% 100.0%
                                                     ====== ====== ====== ======

--------
(1) Payor mix data for the years ended December 31, 1996 and 1997 and for the quarters ended March 31, 1997 and 1998 is based on a sampling of approximately 75% of the patient-care centers in each of such years.

EBITDA AND OPERATING MARGIN TRENDS

  The Company's EBITDA and operating margins have fluctuated over the past five years. In 1994, margins decreased due to the loss of several practitioners, poor operating performance at several centers and severe weather in the first quarter of the year. In 1995, margins increased to 1993 levels due to the sale and/or closing of the unprofitable practices. In 1996, margins declined slightly compared to 1995 as a result of the JEH acquisition. JEH derived a larger percent of its net sales from distribution as compared to the Company, and its distribution operations had lower gross profit margins than its patient-care services. Also causing the decline in margins in 1996 was a decision by the management of the Company not to eliminate any duplicative expenses during the two months ended December 31, 1996 following the JEH acquisition. Exclusive of the JEH acquisition, EBITDA margins increased in 1996 as compared to 1995. In 1997, margins were higher than 1996 primarily from the integration of JEH and the elimination of duplicative expenses. In the first quarter of the year, margins are typically lower than full-year margins due to seasonal trends in the O&P industry. The EBITDA margin in the first quarter of 1998 decreased compared to the first quarter of 1997 as a result of the increase in the provision for bad debt expense as a percent of net sales. The following table tracks the trends in the Company's EBITDA and operating margins:

                                                                      QUARTERS
                                                                        ENDED
                                         YEARS ENDED DECEMBER 31,     MARCH 31,
                                       ----------------------------- -----------
                                       1993  1994  1995  1996  1997  1997  1998
                                       ----- ----- ----- ----- ----- ----- -----
EBITDA margin......................... 16.1% 11.1% 16.1% 14.7% 15.6% 12.1% 11.7%
Operating margin...................... 10.1%  5.2% 11.1% 10.7% 12.6%  8.5%  8.5%

SEASONALITY

  The Company's results of operations are affected by seasonal considerations. The adverse weather conditions often experienced in certain geographic areas of the United States during the first quarter of each year, together with a greater degree of patients' sole responsibility for their insurance deductible payment obligations during the beginning of each calendar year, have contributed to lower Company net sales during that quarter.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain items of the Company's statements of income as a percent of the Company's net sales:

                                                 YEARS         QUARTERS ENDED
                                           ENDED DECEMBER 31,     MARCH 31,
                                          -------------------- ---------------
                                           1995   1996   1997   1997    1998
                                          ------ ------ ------ ------- -------
Net sales................................ 100.0% 100.0% 100.0%  100.0%  100.0%
Cost of products and services sold.......  46.8   48.2   50.5    52.4    52.3
Gross profit.............................  53.2   51.8   49.5    47.6    47.7
Selling, general and administrative......  36.9   36.7   33.7    35.3    36.1
Depreciation and amortization............   3.8    3.0    2.0     2.4     1.7
Amortization of excess cost over net
 assets acquired.........................   1.3    1.2    1.2     1.3     1.4
Acquisition and integration costs........   --     3.7    --     --      --
Income from operations...................  11.1    7.0   12.6     8.5     8.5
Interest expense.........................   3.9    3.8    3.4     4.9     1.5
Income before taxes and extraordinary
 item....................................   7.0    3.0    9.0     3.4     7.1
Provision for income taxes...............   2.9    1.3    3.8     1.4     2.9
Net income...............................   4.1%   1.5%   3.4%    2.0%    4.2%

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31,
1997

  Net Sales. Net sales for the three months ended March 31, 1998 were approximately $40.8 million, an increase of approximately $9.8 million, or 31.7%, over net sales of approximately $30.9 million for the three months ended March 31, 1997. Contributing to the increase were: (i) a 13.8% increase in sales by those Hanger patient-care centers operating in both periods ("same-center sales"); and (ii) sales by patient-care centers acquired by Hanger subsequent to March 31, 1997.

  Gross Profit. Gross profit during the three months ended March 31, 1998 was approximately $19.4 million, an increase of approximately $4.7 million, or 32.1%, over gross profit of approximately $14.7 million for the three months ended March 31, 1997. Gross profit as a percent of net sales for the three months ended March 31, 1998 and 1997 remained approximately the same at 47.7% and 47.6%, respectively.

  Selling, General and Administrative. Selling, general and administrative expenses in the three months ended March 31, 1998 were approximately $14.7 million, an increase of approximately $3.8 million, or 34.8%, compared to $10.9 million for the three months ended March 31, 1997. The increase in selling, general and administrative expenses was primarily a result of the Company's acquisition program. Selling, general and administrative expenses as a percent of net sales for the three months ended March 31, 1998 and 1997 increased to 36.1% from 35.3%, respectively.

  Income from Operations. Principally as a result of the above, income from operations in the three months ended March 31, 1998 was approximately $3.5 million, an increase of approximately $822,000, or 31.2%, over income from operations of $2.6 million for the three months ended March 31, 1997. Income from operations as a percent of net sales for the three months ended March 31, 1998 and 1997 remained the same at 8.5%.

  Interest Expense. Interest expense in the first three months of 1998 was approximately $615,000, a decrease of approximately $912,000, or 59.7%, from the approximately $1.5 million of interest expense incurred in the first three months of 1997. Interest expense as a percent of net sales for the three months ended March 31, 1998 and 1997 decreased to 1.5% from 4.9%, respectively. The decrease was primarily attributable to the repayment of $58.3 million of indebtedness in July and August 1997 using the net proceeds of an underwritten public offering in which the Company sold 5,750,000 shares of Common Stock at $11.00 per share.

  Provision for Income Taxes. The Company's effective tax rate was 41% in the first three months of 1998 versus 42% for the first three months of 1997. The provision for income taxes in the first three months of 1998 was approximately $1.2 million compared to approximately $447,000 in the first three months of 1997.

  Net Income. As a result of the above, the Company recorded net income of approximately $1.7 million, or $0.10 per common dilutive share on approximately 17,082,000 shares outstanding for the three months ended March 31, 1998, compared to net income of approximately $618,000, or $0.06 per common dilutive share on approximately 9,941,000 shares outstanding in the three months ended March 31, 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Net Sales. Net sales for the year ended December 31, 1997 were approximately $145.6 million, an increase of approximately $78.8 million, or 117.9%, over net sales of approximately $66.8 million for the year ended December 31, 1996. The increase was primarily a result of: (i) the acquisition of J.E. Hanger, Inc. of Georgia ("JEH") on November 1, 1996, as well as other acquisitions during 1997; and (ii) an 11.7% increase in net sales attributable to patient-care centers and facilities operating during both periods.

  Gross Profit. Gross profit for the year ended December 31, 1997 was approximately $72.1 million, an increase of approximately $37.5 million, or 108.4%, over gross profit of approximately $34.6 million for the year ended December 31, 1996. The cost of products and services sold for the year ended December 31, 1997 was approximately $73.5 million compared to $32.2 million for the year ended December 31, 1996. Gross profit as a percent of net sales for patient-care services for the years ended December 31, 1997 and 1996 remained the same at 55.1%. Gross profit as a percent of net sales for manufacturing and distribution was 44.9% and 16.0% for those years, respectively. The total Company gross profit as a percent of net sales declined from 51.8% in 1996 to 49.5% in 1997. The 2.3% decrease in the Company's gross profit as a percent of net sales is primarily attributable to the acquisition of JEH, which operated a large distribution division that had lower gross profit margins than those of patient-care services.

  Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 1997 were approximately $49.1 million, an increase of approximately $24.5 million, or 99.9%, compared to approximately $24.5 million for the year ended December 31, 1996. The increase in selling, general and administrative expenses was primarily a result of the acquisition of JEH and other acquisitions. Selling, general and administrative expenses as a percent of net sales decreased to 33.7% in 1997 from 36.7% in 1996. The selling, general and administrative expenses as a percent of net sales decreased primarily as a result of cost- cutting measures completed during the fourth quarter of 1996 and the first six months of 1997.

  Income from Operations. Principally as a result of the above, income from operations for the year ended December 31, 1997 was approximately $18.3 million, an increase of $13.6 million, or 290.0%, compared to approximately $4.7 million for the year ended December 31, 1996. Income from operations as a percent of net sales increased to 12.6% in 1997 from 7.0% in 1996.

  Interest Expense. Interest expense for the year ended December 31, 1997 was approximately $4.9 million, an increase of approximately $2.4 million, or 93.7%, compared to approximately $2.5 million of interest expense incurred during the year ended December 31, 1996. Interest expense as a percent of net sales decreased to 3.4% in 1997 from 3.8% for 1996. The increase in interest expense was primarily attributable to the increase in bank debt resulting from the acquisition of JEH in November 1996, which was offset in part by the repayment of bank debt out of the proceeds of the public equity offering in the third quarter of 1997.

  Provision for Income Taxes. The Company's effective tax rate was 42% in 1997 versus 45% in 1996. The decrease in 1997 is a result of the disproportionate impact of the amortization of the excess costs over net assets acquired in relation to taxable income in 1996.

  Extraordinary Item. A pre-tax extraordinary item of $4.6 million ($2.7 million, net of tax benefit) in 1997, represents entirely a write-off of debt issue costs and debt discount as a result of extinguishing approximately $58.3 million of bank debt from the net proceeds of the third-quarter public equity offering.

  Net Income. As a result of the above, the Company recorded net income from operations before extraordinary item of $7.6 million for the year ended December 31, 1997, compared to $1.1 million for the prior year. A pre-tax extraordinary item of $4.6 million ($2.7 million, net of tax benefit) on early extinguishment of debt was recognized in 1997 compared to $139,000 ($83,000, net of tax benefit) in 1996. Both extraordinary items were in connection with refinancings of bank indebtedness.

  As a result of the above, the Company reported net income of $4.9 million, or $0.37 per common dilutive share, for the year ended December 31, 1997, as compared to net income of $998,000, or $0.11 per common dilutive share, for the year ended December 31, 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Net Sales. Net sales for the year ended December 31, 1996 were approximately $66.8 million, an increase of approximately $14.3 million, or 27.3%, over net sales of approximately $52.5 million for the year ended December 31, 1995. The increase was primarily a result of: (i) an increase of $12.1 million attributable to the acquisition of JEH; and (ii) an increase of $2.2 million, or 5.6%, in net sales attributable to patient-care centers and facilities that were in operation during both periods. Of the $2.2 million increase in net sales, $1.8 million was attributable to patient-care centers and $293,000 was attributable to manufacturing and distribution activities.

  Gross Profit. Gross profit in 1996 increased approximately $6.7 million, or 23.9%, over the prior year. Gross profit as a percent of net sales decreased from 53.2% in 1995 to 51.8% in 1996. The 1.4% decrease in gross profit as a percent of net sales is primarily attributable to the acquisition of JEH, which operated a large distribution division that had lower gross profit margins than patient-care services. The cost of products and services sold for the year ended December 31, 1996 was $32.2 million compared to $24.6 million in 1995.

  Selling, General and Administrative. Selling, general and administrative expenses in 1996 increased approximately $5.2 million, or 26.8%, compared to 1995. The increase in selling, general and administrative expenses was primarily a result of the acquisition of JEH. Selling, general and administrative expenses as a percent of net sales stayed approximately the same at 37%.

  Acquisition and Integration Costs. Non-recurring acquisition and integration costs totaling $2.5 million in 1996 consisted of: (i) $1.3 million of bonuses and legal and consulting expenses incurred to acquire JEH; and (ii) $1.2 million of costs to integrate the operations of JEH with the Company, including costs of severance and the conversion of its health insurance plan and computer systems.

  Income from Operations. Principally as a result of the above, income from operations in 1996 was approximately $4.7 million, a decrease of $1.1 million from the prior year. Income from operations as a percent of net sales in 1996 decreased to 7.0% from 11.1% in 1995.

  Interest Expense. Interest expense for the year ended December 31, 1996 was approximately $2.5 million, an increase of $490,000, or 23.9%, over the $2.1 million of interest expense incurred during the year ended December 31, 1995. The increase in interest expense was primarily attributable to the increase in bank debt resulting from the acquisition of JEH. Interest expense as a percent of net sales was 3.8% for the year ended December 31, 1996, compared to 3.9% for 1995.

  Provision for Income Taxes. The Company's effective tax rate was 45% in 1996 versus 42% in 1995. The increase in 1996 reflects both the recognition of a state deferred tax benefit in 1995, which did not occur in 1996, and the disproportionate impact of permanent differences in relation to taxable income.

  Net Income. As a result of the above, the Company reported income from operations before extraordinary item and accounting change of $1.1 million for the year ended December 31, 1996, compared to $2.1 million for the prior year. A pre-tax extraordinary item of $139,000 ($83,000, net of tax benefit) on early extinguishment of debt was recognized in 1996 in connection with the Company's refinancing of bank indebtedness.

  As a result of the above, the Company reported net income of $998,000, or $0.11 per common dilutive share, for the year ended December 31, 1996, as compared to net income of $2.1 million, or $0.25 per common dilutive share, for the year ended December 31, 1995.

PRO FORMA RESULTS FOR THE YEAR ENDED DECEMBER 31, 1997 AND THE THREE MONTHS ENDED MARCH 31, 1998

  The Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 1997 and the three months ended March 31, 1998 are based on the historical consolidated statements of income of the Company, adjusted to give effect to the acquisitions of both the 1997 Acquired Companies and the 1998 Acquired Companies. The Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 1997 and the three months ended March 31, 1998 have been prepared assuming such acquisitions occurred as of January 1, 1997. The Unaudited Pro Forma Condensed Consolidated Statements of Income also give effect to the reduction in interest expense resulting from the expected application of the estimated net proceeds of this offering to retire certain outstanding debt of the Company as if such retirement occurred on January 1, 1997. See "Use of Proceeds."

  The Unaudited Pro Forma Condensed Consolidated Statements of Income do not purport to represent what the Company's results of operations would have been had the acquisitions of both the 1997 Acquired Companies and 1998 Acquired Companies occurred as of the beginning of the period presented or to project the Company's results of operations for any future date or period, nor do they give effect to any matters other than those described in the notes thereto. For a description of adjustments made to the historical financial statements, see "Selected Unaudited Pro Forma Condensed Consolidated Financial Information" and the notes thereto.

  The effect of the acquisitions of both the 1997 Acquired Companies and the 1998 Acquired Companies was to increase net sales by approximately $25.0 million in the year ended December 31, 1997 and $2.3 million in the three months ended March 31, 1998 above the Company's historical results for such periods. The 1997 Acquired Companies and 1998 Acquired Companies had a gross profit margin of 50.6% of net sales in the year ended December 31, 1997 and 48.4% of net sales in the three months ended March 31, 1998. Gross profit margins of the Company on a pro forma as adjusted basis were 49.9% of net sales for the year ended December 31, 1997 and 47.9% of net sales for the three months ended March 31, 1998. The Acquired Companies' selling, general and administrative expenses as a percent of net sales were 43.5% in the year ended December 31, 1997 and 54.2% of net sales for the three months ended March 31, 1998. Selling, general and administrative expenses of the Company on a pro forma as adjusted basis were 34.3% of net sales for the year ended December 31, 1997 and 36.5% of net sales for the three months ended March 31, 1998 as a result of adjustments to eliminate Acquired Company compensation, and other expenses. As a result of the above, the Company's income from operations on a pro forma as adjusted basis was 13.0% of net sales for the year ended December 31, 1997 and 8.3% for the three months ended March 31, 1998. Interest expense on a pro forma as adjusted basis decreased by approximately $238,000 for the year ended December 31, 1997 and $348,000 for the three months ended March 31, 1998 after the application of the estimated net proceeds of this offering to retire certain indebtedness. See "Use of Proceeds" and "Selected Unaudited Pro Forma Condensed Consolidated Financial Information."

LIQUIDITY AND CAPITAL RESOURCES

  The Company's consolidated working capital at March 31, 1998 was approximately $35.9 million. Cash and cash equivalents available at that date were approximately $5.7 million. The Company's cash resources were satisfactory to meet its obligations for the three months ended March 31, 1998.

  The Company has a credit agreement (the "Credit Agreement") with a syndicate of banks, (collectively, the "Banks") that provides for: (i) the A-Term Loan of up to $29.0 million; (ii) the B-Term Loan of up to $28.0 million; (iii) the Acquisition Loan of up to $25.0 million; and (iv) the Revolving Loan of up to $8.0 million.

  The Company's total long-term debt at March 31, 1998, including a current portion of approximately $10.3 million, was approximately $39.6 million. Such indebtedness included: (i) $16.9 million borrowed under the A-Term Loan and B-Term Loan; (ii) $5.0 million borrowed under the Acquisition Loan; (iii) $4.0 million borrowed under the Revolving Loan; and (iv) approximately $13.7 million of other indebtedness, primarily consisting of subordinated seller notes.

  The Credit Agreement with the Banks is collateralized by substantially all the assets of the Company, restricts the payment of dividends, and contains certain affirmative and negative covenants customary in an agreement of this nature.

  The A-Term Loan, the Acquisition Loan and the Revolving Loan bear base interest at the Company's option of either LIBOR plus 2.50% or the Bank's prime rate plus 1.50%. The base interest rate is then reduced by 0.25% to 1.25% depending upon the ratio of the Company's total indebtedness to annual earnings before interest, taxes, depreciation and amortization. The outstanding amount of the A-Term Loan at March 31, 1998 was $8.3 million, which is being amortized in quarterly amounts and will mature on December 31, 2001.

  The B-Term Loan bears base interest at the Company's option of either LIBOR plus 2.75% or the Bank's prime rate plus 1.75%. The base interest rate is then reduced by 0.25% to 1.25% depending upon the ratio of the Company's total indebtedness to annual earnings before interest, taxes, depreciation and amortization. The outstanding amount of the B-Term Loan at March 31, 1998 was $8.6 million, which is being amortized in quarterly amounts and will mature on December 31, 2003.

  All or any portion of outstanding loans under the Credit Agreement may be repaid at any time and commitments may be terminated in whole or in part at the option of the Company without premium or penalty, except that LIBOR-based loans may only be repaid at the end of the applicable interest period. Mandatory prepayments will be required in the event of certain sales of assets, debt or equity financings and under certain other circumstances. Reference is made to "Use of Proceeds" above for information regarding the Company's planned prepayment of outstanding loans under the Credit Agreement.

  During the first three months of 1998, the Company acquired three O&P companies. The aggregate purchase price was $13.2 million, comprised of $10.4 million in cash and $2.8 million in promissory notes.

  The Company plans to finance future acquisitions through internally generated funds or borrowings under the Acquisition Loan, the issuance of notes or shares of Common Stock of the Company, or through a combination thereof.

  The Company is actively engaged in ongoing discussions with prospective acquisition candidates. The Company plans to continue to expand its operations aggressively through acquisitions.

OTHER

  Inflation has not had a significant effect on the Company's operations, as increased costs to the Company generally have been offset by increased prices of products and services sold.

  The Company will adopt the provisions of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" effective with the financial statements for the year ended December 31, 1998. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Financial statement disclosures for prior periods are required to be restated. The Company is in the process of evaluating the disclosure requirements. The adoption of SFAS 131 affects disclosure only and will not affect reported earnings, cash flows or financial condition.

  The Company primarily provides services and customized devices throughout the United States and is reimbursed, in large part, by the patients' third-party insurers or governmentally funded health insurance programs. The ability of the Company's debtors to meet their obligations is principally dependent upon the financial stability of the insurers of the Company's patients and future legislation and regulatory actions.

  The Company's management believes that its major financial and manufacturing applications are Year 2000 compliant. The Company expects no material impact on its internal information systems from the Year 2000 issue. The Company has recently initiated communications with its significant suppliers to determine the extent that the Company may be impacted by the third parties' failure to address the issue. The Company will continue to monitor and evaluate the impact of the Year 2000 issue on its operations.

                                   BUSINESS

OVERVIEW

  Hanger Orthopedic Group, Inc. is a professional practice management company focused on the orthotic and prosthetic segment of the orthopedic rehabilitation industry. The Company acquires and operates the practices of orthotists and prosthetists, medical professionals that design, fabricate, fit and supervise the use of external musculoskeletal support devices and artificial limbs. The Company has acquired over 60 O&P businesses since 1986 and currently employs 285 certified O&P practitioners and owns and operates 244 O&P patient-care centers in 31 states and the District of Columbia. The Company has also developed OPNET, a national preferred provider network of O&P service professionals. OPNET has contractual relationships with 379 O&P patient-care centers (244 of which are owned and operated by the Company), serving 332 managed care plans. In addition to its practice management and patient-care services, the Company manufactures custom-made and prefabricated O&P devices and is the largest distributor of O&P components and finished O&P patient-care products in the United States. The combination of practice management and patient-care services, OPNET and manufacturing and distribution operations positions the Company as a fully-integrated provider of O&P services.

INDUSTRY BACKGROUND

  Orthotics is the design, fabrication, fitting and supervised use of custom-made braces and other devices that provide external support to treat musculoskeletal disorders. Musculoskeletal disorders are ailments of the back, extremities or joints caused by traumatic injuries, chronic conditions, diseases, congenital disorders or injuries resulting from sports or other activities. Prosthetics is the design, fabrication and fitting of custom-made artificial limbs for patients who have lost limbs as a result of traumatic injuries, vascular diseases, diabetes, cancer or congenital disorders.

  Care of O&P patients is part of a continuum of rehabilitation services from diagnosis to treatment and prevention of future injury. This continuum involves the integration of several medical disciplines that begins with the attending physician's diagnosis. Once a course of treatment is determined, the physician, generally an orthopedic surgeon, vascular surgeon or psychiatrist, refers a patient to an O&P patient-care service provider for treatment. An O&P practitioner then consults with both the referring physician and the patient to formulate the prescription for, and design of, an orthotic or prosthetic device to meet the patient's needs.

  The Company estimates that the O&P patient-care services industry in the United States represented approximately $2.3 billion in sales in 1997. Key trends expected to increase the demand for O&P services include:

  Growing Elderly Population. The growth rate of the over-65 age group is nearly triple that of the under-65 age group. With broader medical insurance coverage, increasing disposable income, longer life expectancy, greater mobility and improved technologies and devices, the elderly are expected to seek orthopedic rehabilitation services more often.

  Cost-Effective Reduction in Hospitalization. As public and private payors encourage reduced hospital admissions and length of stay, outpatient rehabilitation is in greater demand. O&P services and devices have enabled patients to become ambulatory more quickly after receiving medical treatment in the hospital. The Company believes that significant cost savings can be achieved through the early use of O&P services. The provision of O&P services in many cases reduces the need for more expensive treatments, thus representing a cost savings to the third-party payor.

  Growing Physical Health Consciousness. There is a growing emphasis on physical fitness, leisure sports and conditioning, such as running and aerobics, which has led to increased injuries requiring orthopedic rehabilitative services and products. In addition, as the current middle-age population ages, it brings its more active life-style and accompanying emphasis on physical fitness to the over-65 age group. These trends are evidenced by the increasing demand for new devices which provide support for injuries, prevent further or new injuries or enhance physical performance.

  Advancing Technologies. The range and effectiveness of treatment options have increased in connection with the technological sophistication of O&P devices. Advances in design technologies and lighter, stronger and more cosmetically acceptable materials have enabled the industry to produce new O&P products, which provide greater comfort, protection and patient acceptability. Therefore, treatment can be more effective and of shorter duration, contributing to greater mobility and a more active lifestyle for the patient. Orthotic devices are more prevalent and visible in many sports, including skiing, running and golf.

  Need for Replacement and Continuing Care. Because the useful life of most custom-fitted and fabricated O&P devices is approximately three to five years, such devices need retrofitting and replacement. There is also an attendant need for continuing patient-care services, which contributes to the increasing demand for orthopedic rehabilitation.

INDUSTRY CONSOLIDATION

  The O&P services market is highly fragmented and relatively underpenetrated by professional practice management companies. Hanger is one of the two largest companies in the O&P industry which, combined, accounted for less that 15% of the total estimated O&P industry revenue in 1997. There are an estimated 3,300 certified prosthetists and/or orthotists and 2,850 O&P patient-care centers in the United States, with such facilities generally being operated as small group practices. There are also several regional and multi-regional competitors that operate numerous patient-care centers. The Company believes that the O&P industry will continue to consolidate as a result of a variety of factors, including:

  Increased Managed Care Penetration. The expanding geographic reach of the large managed care organizations makes it increasingly important for them to contract for their patient-care needs with counterparts who have large, national operations. Managed care companies therefore prefer to contract with a single professional practice management company to provide all of their O&P patient-care services. As a result, small independent O&P practices feel pressure to consolidate in order to access managed care referrals.

  Economies of Scale. A significant portion of the cost of O&P services is attributable to the cost of materials used in orthoses and prostheses. Achieving purchase discounts through group purchasing can increase profitability at each patient-care center. In addition, economies of scale provide O&P practices with access to additional capital and personnel which can be used in growing their businesses.

  Financial Liquidity for O&P Practices. The security of a large O&P network is extremely appealing to small providers who desire to reduce the financial and personal liabilities of their practices. Through consolidation, individual providers are able to realize financial liquidity by turning their practices' cash flows into cash assets. This consolidation allows smaller providers to continue their O&P practices as employees of a national O&P professional practice management provider.

COMPANY STRATEGY

  The Company's objective is to build a major national orthopedic rehabilitation company focused on the acquisition and operation of O&P practices and the manufacturing and distribution of O&P products. The Company's strategy for achieving this objective is to:

  . Acquire and integrate O&P practices in targeted geographic areas across the United States;
  . Develop new O&P patient-care centers in existing markets;
  . Expand and improve O&P practice management operations at existing and acquired patient-care centers;
  . Increase OPNET's number of O&P patient-care service members and contractual relationships with managed care organizations; and . Leverage and expand the Company's O&P manufacturing and distribution operations.

  Acquire and Integrate O&P Practices in Targeted Geographic Areas across the United States. The Company's expansion is focused on developing a national network providing O&P patient-care coverage. Therefore, when identifying patient-care centers for acquisition, the Company seeks to fill gaps in its existing geographic coverage. By focusing on national development, the Company is well-positioned to negotiate for national contracts as payors consolidate and look to large providers for services.

  Develop New O&P Patient-Care Centers in Existing Markets. In addition to acquiring patient-care centers, the Company intends to open new O&P patient-care centers in existing markets. The Company plans to pursue this strategy by opening satellite centers in areas where a need for O&P services has been identified. In opening satellite patient-care centers, the Company's practice is to staff on a part-time basis with professionals from a nearby existing center so as to test the viability of a full-time practice.

  Expand and Improve O&P Practice Management Operations at Existing and Acquired Patient-Care Centers. As the number of Hanger patient-care centers continues to increase, the benefits of the Company's practice management operations will be maximized. The Company will be able to spread administrative fixed costs and capital expenditures for state-of-the-art equipment such as CAD/CAM systems over a large number of patient-care centers. Furthermore, sales can also be enhanced by the Company's use of marketing programs not generally utilized by practitioners in smaller, independent practices.

  Increase OPNET's Number of O&P Patient-Care Service Members and Contractual Relationships with Managed Care Organizations. The Company intends to expand OPNET membership towards the goal of achieving complete nationwide O&P patient-care coverage. A national network will enable OPNET to negotiate for contracts with any local, regional or national third-party payor seeking a single source O&P provider regardless of the payor's geographic scope.

  Leverage and Expand the Company's O&P Manufacturing and Distribution Operations. As the patient-care practice management division of the Company expands, it can create captive demand for the Company's distribution business. An increase in the number of OPNET members, to whom preferred purchasing agreements are offered, can also increase net sales for the Company's distribution business. The Company's manufacturing division can also benefit from increased net sales at the distribution division by providing proprietary products to meet the demand of an expanded captive market. The Company's manufacturing efforts will focus on the acquisition and/or development of proprietary patented products such as the Lenox Hill Knee Brace and the Charleston Bending Brace.

PRACTICE MANAGEMENT AND PATIENT-CARE SERVICES

 Practice Management Services

  The Company provides all senior management, accounting, accounts payable, payroll, sales and marketing, human resources and management information systems for its patient-care centers. By providing these services on a centralized basis, the Company is able to provide such services to its patient-care centers and practitioners more efficiently and cost-effectively than if such services had to be generated at each center. The centralization of these services also permits the Company's certified practitioners to allocate a greater portion of their time to patient-care activities by reducing the administrative responsibilities of operating their businesses. Billing and collections are handled on a decentralized basis, which the Company believes enhances collectibility.

  The Company also develops and implements programs designed to enhance the efficiency of its clinical practices. Such programs include: (i) sales and marketing initiatives to attract new-patient referrals by establishing relationships with physicians, therapists, employers, managed care organizations, hospitals, rehabilitation centers, outpatient clinics and insurance companies; (ii) professional management and information systems to improve efficiencies of administrative and operational functions; (iii) professional education programs for practitioners emphasizing new developments in the increasingly sophisticated field of O&P clinical therapy; (iv) the regional centralization of fabrication and purchasing activities, which provides overnight access to component parts and products at prices that are typically 25% lower than traditional procurement methods; and (v) access to expensive, state-of-the-art equipment which is financially more difficult for smaller, independent facilities to obtain.

  The Company believes that the application of sales and marketing techniques is a key element of its O&P professional practice management strategy. Due primarily to the fragmented nature of the industry, the success of an O&P practice has been largely a function of its local reputation for quality of care, responsiveness and length of service in the community. Individual practitioners have relied almost exclusively on referrals from local physicians or physical therapists and typically have not used marketing techniques.

 Patient-Care Services

  The Company provides O&P patient-care services through 244 owned and operated O&P patient-care centers in 31 states and the District of Columbia. Hanger currently employs 380 patient-care practitioners, of whom 285 are certified practitioners and 35 are candidates for formal certification by the O&P industry certifying boards. Each of the Company's patient-care centers is closely supervised by one or more certified practitioners. The balance of the Company's patient-care practitioners are highly trained technical personnel who assist in the provision of services to patients and fabricate various O&P devices.

  A patient is referred to one of Hanger's patient-care centers for treatment upon a determination by the attending physician of a course of treatment for a patient in need of O&P patient-care services. A Hanger practitioner then consults with both the referring physician and the patient to formulate the prescription for, and design of, an orthotic or prosthetic device to meet the patient's needs.

  The fitting process involves several stages in order to successfully achieve desired functional and cosmetic results. The practitioner creates a cast and takes detailed measurements of the patient to ensure an anatomically correct fit. All of the prosthetic devices fitted by Hanger's practitioners are custom designed and fabricated by skilled practitioners who can balance fit, support and comfort. Of the orthotic devices provided by Hanger, approximately 75% is custom designed, fabricated and fitted and the balance are prefabricated but custom fitted.

  Custom devices are fabricated by the Company's skilled technicians using castings, measurements and designs made by the practitioner. Technicians use advanced materials and technologies to fabricate a custom device under quality assurance guidelines. After final adjustments to the device by the practitioner, the patient is instructed in the use, care and maintenance of the device. A program of scheduled follow-up and maintenance visits is used to provide post-fitting treatment, including adjustments or replacements as the patient's physical condition and lifestyle change.

  A substantial portion of Hanger's O&P services involves treatment of a patient in a non-hospital setting, such as a Hanger patient-care center, a physician's office, an outpatient clinic or other facility. In addition, O&P services are increasingly rendered to patients in hospitals, nursing homes, rehabilitation centers and other alternate-site health care facilities. In a hospital setting, the practitioner works with a physician to provide either orthotic devices or temporary prosthetic devices that are later replaced by permanent prostheses.

  The Company also operates in-patient O&P patient-care centers at The Rusk Institute of Rehabilitation Medicine at the New York University Medical Center in New York, New York and the Harmarville Rehabilitation Center in Pittsburgh, Pennsylvania.

 OPNET

  In 1995, Hanger formed OPNET, a proprietary national preferred provider O&P referral network serving managed care organizations, including HMOs and PPOs. OPNET is the only PPO in the United States focusing solely on the O&P market. Through this network, managed care organizations can contract for O&P services with any O&P patient-care center in the OPNET network. OPNET has a network of 379 patient-care centers (244 of which are owned and operated by the Company), serving 332 managed care plans. The Company intends to continue to extend the network's reach nationwide through acquisitions and marketing. OPNET also provides incentives to independent O&P service provider members to purchase their O&P products from the Company. The Company receives upfront annual payments from practitioners to enter the OPNET network and OPNET does not receive payments from the managed care participants. Relationships with OPNET participants have contributed positively to same-store sales growth. In addition, OPNET has allowed the Company to leverage its existing manufacturing and distribution infrastructure and increase sales of O&P products manufactured and/or distributed by the Company. The Company believes that OPNET's membership enables it to establish significant relationships with practitioners otherwise not affiliated with the Company.

  In February 1998, the Company signed a contract with Beverly Enterprises, Inc. to provide O&P services to patients in approximately 800 nursing homes and rehabilitation centers throughout the United States. In July 1997, the Company signed a contract to provide O&P services to FIRST HEALTH Group Corp., a major specialty managed care company focused on workers' compensation.

MANUFACTURING AND DISTRIBUTION

  In addition to on-site fabrication of custom O&P devices incidental to the services rendered at its O&P patient-care centers, the Company manufactures O&P components and finished patient-care products for both the O&P industry and the Company's own patient-care practices. The Company manufactures components and finished products under various name brands such as Lenox Hill, CASH Brace, Ortho-Mold and Charleston Bending Brace. The principal products manufactured are prefabricated and custom-made spinal orthoses as well as custom-made and off-the-shelf derotation knee braces. The Company distributes O&P components and finished patient-care products to the O&P industry and to the Company's own patient-care practices. The Company inventories over 20,000 items, the majority of which are manufactured by other companies and are distributed by Hanger.

  Hanger's distribution capability allows its personnel faster access to the products needed to fabricate devices for patients. This is accomplished at competitive prices, as a result of either manufacturing by Hanger or direct purchases by Hanger from other manufacturers. As a result of faster access to products, the length of a patient's treatment in the hospital can be reduced, thereby contributing to health care cost containment.

  Marketing of Hanger's manufactured products and distribution services is conducted on a national basis, primarily through approximately 34 sales representatives, catalogues and exhibits at industry and medical meetings and conventions. Hanger directs specialized catalogues to segments of the health care industry, such as orthopedic surgeons and physical and occupational therapists. In addition, the Company directs its broad-based marketing to the O&P industry and the home health care industry.

  To provide timely custom fabrication and service to its patients, the Company employs technical personnel and maintains laboratories at each of its patient-care centers. The Company uses advanced computer-aided design and computer-aided machinery (CAD/CAM) technology to produce precise and uniform products. Hanger has several large, fully-staffed central fabrication facilities to service its patient-care centers. These strategically located facilities enable Hanger to fabricate those O&P products that are more easily produced in larger quantities and in a more cost-effective manner, as well as serving as an auxiliary production center for products normally fabricated at individual patient-care centers.

ACQUISITIONS

  Since 1986, the Company has acquired over 60 businesses in 31 states and the District of Columbia. In November 1996, Hanger acquired JEH, a Georgia corporation that operated 96 patient-care centers in 15 states and was the country's largest distributor of O&P products.

  During 1997, the Company acquired nine O&P companies and the remaining 20% interest of its majority owned subsidiary, Columbia Brace, for an aggregate consideration, excluding potential earn-out provisions, of $22.5 million. These O&P companies, which operated 29 patient-care centers and employed 175 persons, had combined net sales of $19.2 million in the year ended December 31, 1997. During the five months ended May 31, 1998, the Company acquired five O&P companies for an aggregate consideration, excluding potential earn-out provisions, of approximately $14.9 million. These O&P companies, which operate 25 patient-care centers and employ 110 persons, had combined net sales of approximately $14.6 million for the year ended December 31, 1997.

  The Company continues to be engaged in discussions with several O&P companies relating to the Company's possible acquisition of their patient-care practices. The Company's investigations of these businesses are in the formative stages and no representations can be made as to whether, when or on what terms such possible acquisitions may be effected.

  The Company considers both operating and financial factors in evaluating prospective acquisitions. Operating factors include high standards of professionalism and patient care, the presence of certified practitioners at each of its facilities and reputation in the O&P industry. Financial factors include earnings and cash flow history and the projected benefits of applying Hanger's operating model to the acquired company's practice. In evaluating acquisitions in geographic areas where the Company has an established presence, Hanger targets businesses that complement its existing network of patient-care centers. In geographic areas where the Company has not yet established a presence, the Company generally focuses on acquiring strong regional businesses which have multiple patient-care centers and experienced practitioners.

  The Company's acquisition strategy also includes the retention and support of the existing management of the acquired company, typically through the use of employment contracts, non-compete agreements and incentive programs. Upon the completion of an acquisition, the Company will integrate the business of the acquired company by: (i) transferring all administrative and financial management responsibilities to Hanger's corporate headquarters; (ii) providing all new personnel with compensation and benefit packages and training by the Company's Human Resources Department; and (iii) providing the management of the acquired company with instruction on the Company's latest marketing and sales techniques. Thereafter, the Company will provide the management and staff of the newly acquired company with financial incentives to induce greater financial performance.

NEW-CENTER DEVELOPMENT

  In addition to acquired patient-care centers, the Company develops new satellite patient-care centers in existing markets with underserved demand for O&P services. These satellite centers require less capital to develop than complete O&P centers since the satellite centers usually consist of only a waiting room and patient fitting rooms, but without a fabrication laboratory for creating O&P devices. An O&P practitioner will spend one or two days each week in a satellite center treating those patients who find it inconvenient to visit the O&P practitioner's primary center.

  These satellite centers also tend to receive new patient referrals from hospitals and physicians located near the newly-developed center, driving new patient growth and center net sales. While a partial net sales shift occurs from the O&P practitioner's main center to the satellite center because the O&P practitioner is now seeing some of the same patients out of a new center, the additional patient volume in the satellite center increases the O&P practitioner's overall net sales. If demand for O&P services at a satellite center increases beyond the ability of the O&P practitioner to service in one or two days a week, the company will staff the satellite office on a full-time basis. The Company estimates that the cost of opening a new patient-care center is approximately $100,000, which includes equipment, leasehold improvements and working capital. The Company expects a new patient-care center to reach profitability, as measured by EBITDA, within one year of opening. No assurance can be given that the Company will be successful in achieving these start-up and profitability goals with regard to new patient-care centers.

PATIENT REIMBURSEMENT SOURCES

  The principal reimbursement sources for Hanger's O&P services are: (i) private payor/third-party insurer sources which consist of individuals, private insurance companies, HMOs, PPOs, hospitals, vocational rehabilitation, workers' compensation and similar sources; (ii) Medicare, which is a federally funded health insurance program providing coverage for persons aged 65 or older and certain disabled persons; (iii) Medicaid, which is a health insurance program jointly funded by federal and state governments providing coverage for certain persons in financial need, regardless of age, and which may supplement Medicare benefits for financially needy persons aged 65 or older; and (iv) the VA, with which Hanger has entered into contracts to provide O&P services.

  Medicare, Medicaid, the VA and certain state agencies, which accounted for approximately 56.8%, 62.0% and 52.0% of the Company's net sales in 1996, 1997 and the first quarter of 1998, respectively, (based on a sampling of approximately 75% of the patient-care centers in each period) have set maximum reimbursement levels for payments for O&P services and products. The health care policies and programs of these agencies have been subject to changes in payment and methodologies during the past several years. There can be no assurance that future changes will not reduce reimbursements for O&P services and products from these sources.

  The Company provides O&P services to eligible veterans pursuant to several contracts with the VA. The VA establishes its reimbursement rates for itemized products and services on a competitive bidding basis. The Company's contracts with the VA expire in September 1998, with the option to renew for a one- or two-year period. The contracts, awarded on a non-exclusive basis, establish the amount of reimbursement to the eligible veteran if the veteran should choose to use the Company's products and services. The Company has been awarded VA contracts in the past and expects that it will obtain additional contracts when its present agreements expire.

PATIENT-CARE CENTERS AND FACILITIES

  Hanger currently operates 244 patient-care centers, six distribution facilities and two manufacturing facilities, as detailed in the following table:

                                      PATIENT-CARE   DISTRIBUTION  MANUFACTURING
JURISDICTION                            CENTERS       FACILITIES    FACILITIES
------------                         -------------- -------------- -------------
Alabama.............................       14             -              -
Arizona.............................        4             -              -
California..........................        4             1              -
Colorado............................        7             -              -
Connecticut.........................       12             -              -
Delaware............................        1             -              -
District of Columbia................        2             -              -
Florida.............................       33             1              1
Georgia.............................       20             1              -
Illinois............................        -             1              1
Indiana.............................        2             -              -
Kansas..............................        3             -              -
Kentucky............................        7             -              -
Louisiana...........................        8             -              -
Maryland............................        6             1              -
Massachusetts.......................        3             -              -
Michigan............................        3             -              -
Mississippi.........................        7             -              -
Montana.............................        6             -              -
Nevada..............................        1             -              -
New Hampshire.......................        1             -              -
New Mexico..........................        1             -              -
New York............................        8             -              -
North Carolina......................        3             -              -
Ohio................................       19             -              -
Pennsylvania........................       24             -              -
South Carolina......................       12             -              -
Tennessee...........................       10             -              -
Texas...............................        9             1              -
Virginia............................        6             -              -
West Virginia.......................        7             -              -
Wyoming.............................        1             -              -
                                        -------        -------        -------
  Total.............................      244             6              2
                                        =======        =======        =======

COMPETITION

  The competition among O&P patient-care centers is primarily for referrals from physicians, therapists, employers, HMOs, PPOs, hospitals, rehabilitation centers, outpatient clinics and insurance companies on both a local and regional basis. The Company believes that distinguishing competitive factors in the O&P industry are quality and timeliness of patient care and, to a lesser degree, charges for services. While the Company believes it is one of the largest suppliers of O&P services in the United States, certain competitors may have greater financial and personnel resources than Hanger. The Company competes with others in the industry for trained personnel. To date, however, Hanger has been able to achieve its staffing needs and has experienced a relatively low turnover rate of employees. In connection with its efforts to acquire additional O&P patient-care practices, the Company encounters competition from several other O&P companies.

GOVERNMENT REGULATION

 Certification and Licensure

  Most states do not require separate licensure for O&P practitioners. However, several states currently require O&P practitioners to be certified by an organization such as the ABC.

  The ABC conducts a certification program for practitioners and an accreditation program for patient-care centers. The minimum requirements for a certified practitioner are a college degree, completion of an accredited academic program, one to four years of residency at a patient-care center under the supervision of a certified practitioner and successful completion of certain examinations. Minimum requirements for an ABC-accredited patient-care center include the presence of a certified practitioner and specific plant and equipment requirements. While the Company endeavors to comply with all state licensure requirements, no assurance can be given that the Company will be in compliance at all times with these requirements.

  Hanger provides services under various contracts to federal agencies. These contracts are subject to regulations governing federal contracts, including the ability of the government to terminate for its convenience. Revenue from such contracts is not material to Hanger.

 Medical Device Regulation

  The Company manufactures and distributes products that are subject to regulation as medical devices by the Food and Drug Administration ("FDA") under the Federal Food, Drug, and Cosmetic Act and accompanying regulations. The Company believes that the products it manufactures and/or distributes, including O&P accessories and components, are exempt from FDA's regulations for premarket clearance or approval requirements and from requirements relating to "good manufacturing practices" (except for certain recordkeeping and complaint handling requirements). The Company is required to adhere to regulations regarding adverse event reporting, and is subject to inspection by the FDA for compliance with all applicable requirements. Labeling and promotional materials also are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Although the Company has never been challenged by FDA for noncompliance with FDA requirements, no assurance can be given that the Company would be found to be or to have been in compliance at all times. Noncompliance could result in a variety of civil and/or criminal enforcement actions, which could have a material adverse effect on the Company's financial condition and results of operations.

 Fraud and Abuse

  The Company is subject to various federal and state laws pertaining to health care fraud and abuse, including antikickback laws, false claims laws, and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal health care programs, including Medicare, Medicaid, VA health programs and CHAMPUS. The Company has never been challenged by a governmental authority under any of these laws and believes that, based on this history, its operations are in material compliance with such laws. However, because of the far-reaching nature of these laws, there can be no assurance that one or more of the Company's practices would not be required to alter its practices as a result, or that the occurrence of one or more of these events would not result in a material adverse effect on the Company's financial condition and results of operations.

  Antikickback Laws. The Company's operations are subject to federal and state antikickback laws. The Federal Health Care Programs Antikickback Statute (section 1128B(b) of the Social Security Act) prohibits persons or entities from knowingly and willfully soliciting, offering, receiving, or paying any remuneration in return for, or to induce, the referral of persons eligible for benefits under a Federal Health Care Program (including Medicare, Medicaid, the VA health programs and CHAMPUS), or the ordering, purchasing or leasing of items or services that may be paid for, in whole or in part, by a Federal Health Care Program. The statute may be violated when even one purpose (as opposed to a primary or sole purpose) of a payment is to induce referrals or other business. Regulations create a small number of "safe harbors." Practices which meet all the criteria of an applicable safe harbor will not be deemed to violate the statute; practices that do not satisfy all elements of a safe harbor do not necessarily violate the statute, although such practices may be subject to scrutiny by enforcement agencies. Several states also have antikickback laws which vary in scope and may apply regardless of whether a Federal Health Care Program is involved.

  These laws may apply to certain of the Company's operations. The Company has instituted various types of discount programs for individuals or entities that purchase its products and services. The Company also maintains financial relationships with individuals and entities who may: (i) purchase the Company's products and services; (ii) refer patients to Company-owned and managed O&P patient-care centers; or (iii) receive referrals through OPNET. These relationships include, among other things, lease arrangements with hospitals and OPNET participation arrangements. Because some of these arrangements may not satisfy all elements of an applicable safe harbor, they could be subject to scrutiny and challenge under one or more such laws.

  False Claims Laws. The Company is also subject to federal and state laws prohibiting individuals or entities from knowingly and willfully presenting, or causing to be presented, claims for payment to third-party payors (including Medicare and Medicaid) that are false or fraudulent or are for items or services not provided as claimed. Each Company-owned and managed O&P patient-care center is responsible for preparation and submission of reimbursement claims to third-party payors for items and services furnished to patients. In addition, Company personnel may, in some instances, provide advice on billing and reimbursement for the Company's products to purchasers. While the Company endeavors to ensure that its billing practices comply with applicable laws, if claims submitted to payors are deemed to be false, fraudulent, or for items or services not provided as claimed, the Company could face liability for presenting or causing to be presented such claims.

  Physician Self-Referral Laws. The Company is also subject to federal and state physician self-referral laws. With certain exceptions, the federal Medicare/Medicaid physician self-referral law (the "Stark" law, section 1877 of the Social Security Act) prohibits a physician from referring Medicare and Medicaid beneficiaries to an entity for "designated health services," including prosthetics, orthotics and prosthetic devices and supplies, if the physician has either an investment interest in the entity or a compensation arrangement with the entity. An exception is recognized for referrals made to a publicly-traded entity in which the physician has an investment interest if, among other things, the entity had stockholders' equity exceeding $75.0 million for its most recent fiscal year, or on average during the three previous fiscal years. Although the Company does not provide stock to referring physicians, the Company's stock is publicly-traded and the Company is not in a position to know or control whether some referring physicians may be investors. However, based upon the definition of stockholders' equity set forth in proposed regulations implementing the Stark law, the Company believes it has sufficient stockholders' equity to meet the exception that would allow physician-investors to refer Medicare and Medicaid beneficiaries to Company-owned and managed O&P patient-care centers in compliance with the Stark law.

 Antitrust

  The Company is subject to federal and state antitrust laws which prohibit, among other things, the establishment of ventures that result in certain anticompetitive conduct. These laws have been applied to the establishment of certain networks of otherwise competing health care providers. In September 1995, the Antitrust Division of the Department of Justice ("DOJ") issued a business review letter which concluded, in part, that the description of OPNET voluntarily furnished to the DOJ by the Company "did not pose any significant competitive issues" and, therefore, DOJ "has no present intention of challenging [OPNET]" under federal antitrust law. Although the Company is not able to assure that the continued operation of OPNET will comply in all respects with the terms specified in the business review letter, noncompliance with these terms does not mean that the antitrust authorities or private parties would challenge the conduct, and the Company believes that the current operation of OPNET is not anticompetitive and results in significant efficiencies. However, DOJ reserves the right to bring an investigation or proceeding if it determines that OPNET is anticompetitive in purpose or effect. There can be no assurance that DOJ will not bring an investigation or proceeding challenging OPNET (or other aspects of the Company's operations) under these laws, or that such an investigation or proceeding would not result in a material adverse effect on the Company's financial condition and results of operations.

PERSONNEL

  As of March 31, 1998, the Company employed 1,248 persons, including 1,168 full-time and 80 part-time employees. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that it has satisfactory relationships with its employees and strives to maintain these relationships by offering competitive benefit packages, training programs and opportunities for advancement.

INSURANCE

  The Company currently maintains insurance of the type and in the amount customary in the orthopedic rehabilitation industry, including coverage for malpractice liability, product liability, workers' compensation and property damage. Hanger's general liability insurance coverage is at least $500,000 per incident. Based on the Company's experience and prevailing industry practices, Hanger believes its coverage is adequate as to risks and amount.

                                  MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

  The following table sets forth information with respect to the executive officers and directors of the Company and certain key employees of subsidiaries of the Company:

NAME                                   AGE                      POSITION
----                                   ---                      --------
Ivan R. Sabel, CPO....................  53 Chairman of the Board, President, Chief Executive
                                            Officer and Director
Richard A. Stein......................  39 Vice President--Finance, Secretary and Treasurer
John D. McNeill, CPO..................  50 President and Chief Operating Officer of
                                            Hanger Prosthetics & Orthotics, Inc.
Alice G. Tidwell......................  59 President and Chief Operating Officer of
                                            Southern Prosthetic Supply, Inc.
Juan B. Paez..........................  53 Vice President--Manufacturing of DOBI-Symplex, Inc.
Jeffrey L. Martin.....................  44 Vice President of OPNET, Inc.
Mitchell J. Blutt, M.D.(1)............  41 Director
Edmond E. Charrette, M.D.(2)..........  63 Director
Thomas P. Cooper, M.D.................  54 Director
Robert J. Glaser, M.D.(2).............  79 Director
James G. Hellmuth(1)..................  75 Director
William L. McCulloch(2).............    77 Director
H.E. Thranhardt, CPO..................  58 Director
Risa J. Lavizzo-Maurey, M.D. .........  43 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  Ivan R. Sabel has been Chairman of the Board of Directors and Chief Executive Officer of Hanger since August 1995 and President of Hanger since November 1987. Mr. Sabel also served as the Chief Operating Officer of Hanger from November 1987 until August 1995. Prior to that time, Mr. Sabel had been Vice President--Corporate Development from September 1986 to November 1987. From 1968 until joining Hanger in 1986, Mr. Sabel was the founder, owner and President of Capital Orthopedics, Inc. before that company was acquired by Hanger. Mr. Sabel is a Certified Prosthetist and Orthotist ("CPO"), a clinical instructor in orthopedics at the Georgetown University Medical School in Washington, D.C., a member of the Board of Directors of the American Orthotic and Prosthetic Association ("AOPA"), a former Chairman of the National Commission for Health Certifying Agencies, a former member of the Strategic Planning Committee and a current member of the Veterans Administration Affairs Committee of AOPA and a former President of the American Board for Certification in Orthotics and Prosthetics ("ABC").

  Richard A. Stein has been Vice President--Finance, Secretary and Treasurer of Hanger since April 1987. Mr. Stein was also the President of Greiner & Saur Orthopedics, Inc., a former subsidiary of the Company, from April 1987 until November 1989. Mr. Stein is a Certified Public Accountant and was employed by Coopers & Lybrand L.L.P. from September 1982 until he joined Hanger in 1987.

  John D. McNeill, CPO has been the President and Chief Operating Officer of Hanger Prosthetics & Orthotics, Inc., a wholly-owned subsidiary of the Company that operates the Company's patient-care centers, since November 1, 1996. From 1990 to November 1, 1996, he was Senior Vice President, Chief Operating Officer and a director of JEH. From 1986 to 1990, Mr. McNeill was a Regional Vice President and an area manager for JEH. Mr. McNeill, who is a CPO, conducted his own O&P practice in Marietta, Georgia from 1979 to 1986, when it was acquired by JEH.

  Alice G. Tidwell has been the President and Chief Operating Officer of Southern Prosthetic Supply, Inc., the Company's wholly-owned distribution subsidiary, since November 1, 1996. From 1990 to November 1, 1996, she served as a Senior Vice President and Chief Operating Officer of Southern Prosthetic Supply, Inc. From 1992 to 1996, Ms. Tidwell served on the Board of Directors of JEH. Previously, she served as supervisor, office manager and Vice President of Corporate Central Services of JEH.

  Juan B. Paez has been a Vice President of DOBI-Symplex, Inc., the Company's wholly-owned manufacturing subsidiary, since 1992. In addition to management responsibilities relating to the Company's manufacturing, central fabrication and distribution activities, Mr. Paez oversees new product and manufacturing business development. From 1990 to 1992, Mr. Paez was the Director of New Product Development of Bissell Healthcare and from 1982 to 1990 he was employed as Manager of Engineering and Research & Development and Manager of Industrial Engineering by Camp International.

  Jeffrey L. Martin has been the Vice President of OPNET, the Company's preferred provider network of O&P service professionals, since October 1995. In addition to being responsible for the recruitment of OPNET members and the planning and implementation of OPNET member services Mr. Martin directs the solicitation and management of OPNET managed care contracts. From 1984 until joining Hanger in 1995, Mr. Martin was Director of Marketing for the Ohio Willow Wood Company, a manufacturer of prosthetic componentry.

  Mitchell J. Blutt, M.D. has served as an Executive Partner of Chase Capital Partners (and its predecessor organizations), an affiliate of The Chase Manhattan Corporation (and its predecessor corporations), since June 1991. He joined that firm in July 1987 and became a General Partner in June 1988. Dr. Blutt also has been engaged in the practice of medicine for over five years. Previously, Dr. Blutt was a Robert Wood Johnson Foundation Fellow at the University of Pennsylvania School of Medicine and the Wharton School from July 1985 to June 1987. He is an adjunct Assistant Professor at the New York Hospital/Cornell Medical Center. Dr. Blutt is also a director of Fisher Scientific Corporation, a public company engaged in the distribution of laboratory products, as well as numerous privately-held companies.

  Edmond E. Charrette, M.D. is the co-founder and Chairman of Health Resources Corporation (principally engaged in occupational medicine services). He also is a Partner of Ascendant Healthcare International (an investment group with equity investments in the Latin American health care sector) and serves as President of Latin Healthcare Investment Management Co., LLC (a group composed of Ascendant Healthcare International and The Global Environmental Fund which manages and directs the investment activities of the Latin Healthcare Investment Fund). Previously, he was the Executive Vice President and Chief Medical Officer of Advantage-Health Corporation (a multi-hospital rehabilitation and post-acute care system) from June 1994 to March 1996. From 1988 to May 1994, Dr. Charrette served as the Corporate Medical Director and Senior Vice President of Medical Affairs of Advantage Health Corporation.

  Thomas P. Cooper, M.D. has been employed as the President and Chief Executive Officer of Cove HealthCare, Inc., providing hospitalists and post-acute physicians to hospitals and long term care facilities, since January 1997. Dr. Cooper has also been employed as the President and Chief Executive Officer of Senior Psychology Services Management, Inc., which supplies psychologists to nursing home patients, since June 1991. From 1989 through 1997, he was the Chief Executive Officer of Mobilex U.S.A., a provider of portable diagnostic services to long term care facilities. Dr. Cooper was the founder of Spectrum Emergency Care, a provider of emergency room physicians to hospitals and clinics, and Correctional Medical Systems, a provider of health services to correctional facilities. Dr. Cooper has served as Director of Quality Assurance for ARA Living Centers, a company which operates long-term health care facilities, and as Medical Director for General Motors Corporation Assembly Division. He currently serves as a part-time consultant to Chase Capital Partners and has served on the faculty of the University of California, San Diego Medical School.

  Robert J. Glaser, M.D. was the Director for Medical Science and a Trustee of the Lucille P. Markey Charitable Trust, which provides major grants in support of basic biomedical research, from 1984 to June 1997, when the Trust ceased operations. He is a Consulting Professor of Medicine at Stanford University, where he served as the Dean of the School of Medicine from 1965 to 1970. Dr. Glaser was a founding member of the Institute of Medicine at the National Academy of Sciences and is a director of Alza Corporation (principally engaged in pharmaceutical research). He was a director of Hewlett-Packard Company from 1971 to 1991, and has continued to serve as a consultant to that company on health matters.

  James G. Hellmuth is a part-time consultant to Chase Capital Partners. He served as a director of BT Capital Corporation, an affiliate of Bankers Trust New York Corporation, from 1970 to 1997. He was a Commissioner of the Port Authority of New York and New Jersey from 1969 to 1997. In addition, Mr. Hellmuth was a Managing Director of Bankers Trust Company from 1972 to 1988.

  Brig. Gen. William L. McCulloch, USMC (Ret.) has served as the President of Association Communication and Marketing Services, a public relations firm, since October 1989. Previously, Gen. McCulloch was the Executive Director of AOPA, the trade association of the orthotic and prosthetic industry, from October 1976 to September 1989. In 1975, Gen. McCulloch retired from active military service after serving 30 years as a U.S. Marine infantry officer.

  H.E. Thranhardt, CPO is the former President and Chief Executive Officer of JEH. He served in that capacity from January 1, 1977 to November 1, 1996, on which date JEH was acquired by Hanger. Mr. Thranhardt, who commenced his employment with JEH in 1958, has occupied leadership positions in numerous professional O&P associations, including Chairman of the Board of the Orthotics and Prosthetics National Office in 1994 and 1995, President of the AOPA in 1992 and 1993, President of the ABC in 1979 and 1980 and President of The American Academy of Orthotics and Prosthetics in 1976 and 1977.

  Risa J. Lavizzo-Mourey, M.D., M.B.A., has been the Sylvan Eisman Professor of Medicine at the University of Pennsylvania School of Medicine since July 1997 and has served as the Director of the Institute on Aging at the University of Pennsylvania since December 1995. From February 1998 to present, Dr. Lavizzo-Mourey has served as a Member of the Institute of Medicine; from August 1996 to present, on the American Board of Internal Medicine; and from March 1995 to present, on the Board of Regents of the American College of Physicians. From March 1997 to March 1998, Dr. Lavizzo-Mourey also served as a Member of the United States Presidential Advisory Commission on Consumer Protection and Quality of Care in Health Care. From April 1992 to April 1994, Dr. Lavizzo-Mourey further served in each of the following positions:
Chairperson of the Quality of Care Working Group White House Task Force on Health Care Reform; Deputy Administrator of the Agency on Health Care Policy and Research of the U.S. Department of Health and Human Services; and as a Member of the Senior Executive Service of the Public Health Service of the U.S. Department of Health and Human Services. Dr. Lavizzo-Mourey also currently serves on the Board of Directors of Kapson Senior Quarters Corp. (assisted living health care company), Beverly Enterprises, Inc. (long-term and sub-acute health care company), and Managed Care Solutions, Inc. (management services for long-term health care organizations).

EMPLOYMENT AND NON-COMPETE AGREEMENTS

  Messrs. Sabel, Stein and McNeill and Ms. Tidwell have executed employment agreements with the Company which contain non-compete provisions.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 31, 1998 and as adjusted to reflect the sale of the shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), by: (i) each person known by Hanger to be the beneficial owner of 5% or more of the Company's outstanding Common Stock; (ii) each of Hanger's directors and executive officers; and (iii) all directors and executive officers of Hanger as a group.

                          SHARES BENEFICIALLY                SHARES BENEFICIALLY       SHARES BENEFICIALLY
                             OWNED PRIOR TO          NUMBER      OWNED AFTER               OWNED AFTER
                              OFFERING(1)              OF        OFFERING(1)              OFFERING PLUS
                          ---------------------------SHARES  ---------------------------SHARES UNDERLYING
NAME                        NUMBER         PERCENT   OFFERED   NUMBER         PERCENT   UNVESTED OPTIONS
----                      ------------     ----------------- ------------     ----------------------------
Chase Venture Capital
 Associates, L.P........     2,426,689(2)     14.6%  800,000    1,626,689(2)     8.6%       1,626,689
Ivan R. Sabel, CPO......       129,599(3)       *     67,000       62,599(3)      *           306,599
Mitchell J. Blutt,
 M.D.(4)................           --          --        --           --         --               --
Thomas P. Cooper, M.D...        24,250(5)       *        --        24,250(5)      *            36,750
Robert J. Glaser, M.D...        23,500(6)       *        --        23,500(6)      *            36,000
James G. Hellmuth.......        17,750(7)       *        --        17,750(7)      *            30,250
William L. McCulloch....        25,000(8)       *        --        25,000(8)      *            37,500
Edmond E. Charrette,
 M.D....................        33,750(9)       *        --        33,750(9)      *            45,000
H.E. Thranhardt, CPO....       327,525(10)     2.1%      --       327,525(10)    1.8%         436,275
Risa J. Lavizzo-Mourey,
 M.D....................         2,000(11)      *        --         2,000(11)     *             7,000
Richard A. Stein........        68,190(12)      *     33,000       35,190(12)     *           156,190
All directors and
 executive officers as
 a group (10 persons) ..       651,564(13)     4.1%  100,000      551,564(13)    3.0%       1,091,564

--------
 * Represents less than 1%.

(1) Assumes in the case of each stockholder listed above that all presently exercisable warrants or options held by such stockholder were fully exercised by such stockholder, without the exercise of any warrants or options held by any other stockholder.

(2) Includes 830,649 shares subject to exercisable warrants to purchase shares from the Company. Reference is made to notes (4) and (5) below for information relating to two directors of the Company that are affiliated with CVCA. The address of CVCA and its sole general partner, Chase Capital Partners, is 380 Madison Avenue, New York, New York 10017.

(3) Does not include 244,000 shares subject to unvested options that have not yet become exercisable and have a weighted average exercise price of $8.15 per share.

(4) Does not include the shares reported above as owned by CVCA. Dr. Blutt is a General Partner of Chase Capital Partners, the sole general partner of CVCA. He disclaims beneficial ownership of the shares beneficially owned by CVCA.

(5) Includes 17,750 shares subject to exercisable options to purchase shares from the Company and excludes 12,500 shares subject to unvested options that have not yet become exercisable. Dr. Cooper currently serves as a part-time consultant to Chase Capital Partners.

(6) Includes 22,500 shares subject to exercisable options to purchase shares from the Company and excludes 12,500 shares subject to unvested options that have not yet become exercisable.

(7) Includes 17,750 shares subject to exercisable options to purchase shares from the Company and excludes 12,500 shares subject to unvested options that have not yet become exercisable. Mr. Hellmuth currently serves as a part-time consultant to Chase Capital Partners.

(8) Includes 17,500 shares subject to exercisable options to purchase shares from the Company and excludes 12,500 shares subject to unvested options that have not yet become exercisable.

(9) Includes 3,750 shares subject to an exercisable option to purchase shares from the Company and excludes 11,250 shares subject to unvested options that have not yet become exercisable.

(10) Includes 184,027 shares owned directly by Mr. Thranhardt, 51,250 shares subject to exercisable options to purchase shares from the Company, 35,543 shares owned indirectly by him as trustee for members of his family, and 56,705 shares owned indirectly by him as a general partner of a family partnership; does not include 108,750 shares subject to unvested options that have not yet become exercisable.

(11) Does not include 5,000 shares subject to unvested options that have not yet become exercisable.

(12) Does not include 121,000 shares subject to unvested options that have not yet become exercisable and have a weighted average exercise price of $8.17 per share.

(13) Includes 130,500 shares subject to exercisable options held by directors and executive officers of the Company to purchase shares from the Company and excludes 540,000 shares subject to unvested options held by such persons that have not yet become exercisable.

  The preceding table does not include 300 shares of the Company's non-voting Class C Preferred Stock, which constitutes all the outstanding shares of that class, held by the former stockholders of Scott Orthopedics, Inc., a company acquired by Hanger on February 13, 1990.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, NationsBanc Montgomery Securities LLC and Legg Mason Wood Walker, Incorporated, have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
UNDERWRITER                                                             SHARES
-----------                                                            ---------
BT Alex. Brown Incorporated...........................................
NationsBanc Montgomery Securities LLC.................................
Legg Mason Wood Walker, Incorporated..................................
                                                                       ---------
    Total............................................................. 3,300,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any such shares are purchased.

  The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After commencement of the offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 495,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them as shown in the above table bears to 3,300,000, and the Company will be obligated, pursuant to such option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,300,000 shares are being offered.

  In connection with the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with the offering, thereby creating a short position in the Underwriters' account. Additionally, to cover such short position or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. These activities may be effected on the American Stock Exchange, in the over-the-counter market or otherwise. The Underwriters also may impose a penalty bid whereby they may reclaim selling concessions allowed to an Underwriter or dealer, if the Underwriters repurchase, in stabilizing or covering transactions, shares distributed by that Underwriter or dealer.

  The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriters and the Company and the Selling Stockholders with respect to certain civil liabilities, including liabilities under the Securities Act.

  The Company and its executive officers and directors and certain stockholders owning an aggregate of 2,117,104 shares of Common Stock and options and warrants to purchase 1,321,149 shares have agreed that they will not offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated on behalf of the Underwriters.

  Chase Securities, Inc. ("Chase Securities"), which is an underwriter of the offering, is related to CVCA, a beneficial owner of more than 10% of the outstanding voting securities of the Company, and Mitchell J. Blutt, M.D., a director of the Company, is a general partner of Chase Capital Partners, the sole general partner of CVCA. The Company is therefore presumed to be an affiliate of Chase Securities under Rule 2720 of the NASD Conduct Rules. CVCA will receive more than 10% of the net proceeds of the offering as a Selling Stockholder. Accordingly, the offering is being conducted pursuant to Rules 2720 and 2710(c)(8) of the NASD Conduct Rules. See "Use of Proceeds."

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Freedman, Levy, Kroll & Simonds, Washington, D.C. Certain legal matters relating to the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Baltimore, Maryland.

                                    EXPERTS

  The consolidated balance sheets of the Company as of December 31, 1996 and 1997, and the consolidated statements of income, changes in shareholders' equity and cash flows of the Company for each of the three years in the period ended December 31, 1997, have been included herein and incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 in reliance upon the report of PricewaterhouseCoopers LLP independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's Web site is (http://www.sec.gov). In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006, on which the Common Stock of the Company is listed.

  The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 1-10670) pursuant to Section 13 of the Exchange Act are hereby incorporated by reference in this Prospectus:

  1. Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by Amendment No. 1 thereto, dated June 9, 1998, and Amendment No. 2 thereto, dated June 23, 1998.

  2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended by Amendment No. 1 thereto, dated June 23, 1998.

  3. Description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 14, 1990.

  All documents filed by the Company with the Commission pursuant to Section 13(a) of the Exchange Act and any definitive proxy statement so filed pursuant to Section 14 of the Exchange Act and any reports filed pursuant to Section 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

  Any statement contained herein or in any document incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent any statement contained in this Prospectus modifies or supersedes such statement. Any such statements so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of the documents described above (other than exhibits). Requests for such copy should be directed to Hanger Orthopedic Group, Inc., 7700 Old Georgetown Road, Bethesda, Maryland 20814, Attention: Mr. Richard A. Stein, Secretary, telephone (301) 986-0701.

                         INDEX TO FINANCIAL STATEMENTS

  Report of Independent Accountants........................................ F-2
  Consolidated balance sheets as of December 31, 1996 and 1997 and March
   31, 1998 (unaudited).................................................... F-3
  Consolidated statements of income for the years ended December 31, 1995,
   1996 and 1997 and the quarters ended March 31, 1997 and 1998
   (unaudited)............................................................. F-4
  Consolidated statements of changes in shareholders' equity for the years ended December 31, 1995, 1996 and 1997 and the quarter ended March 31,
   1998 (unaudited)........................................................ F-5
  Consolidated statements of cash flow for the years ended December 31,
   1995, 1996 and 1997 and the quarters ended March 31, 1997 and 1998
   (unaudited)............................................................. F-6
  Notes to Consolidated Financial Statements............................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
 Shareholders of Hanger
 Orthopedic Group, Inc.

  We have audited the accompanying consolidated balance sheets of Hanger Orthopedic Group, Inc. and Subsidiaries as of December 31, 1996 and 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanger Orthopedic Group, Inc., and Subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 13, 1998

                         HANGER ORTHOPEDIC GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                         DECEMBER 31,
                                   --------------------------   MARCH 31,
                                       1996          1997          1998
                                   ------------  ------------  ------------
                                                               (UNAUDITED)
ASSETS
Current assets
 Cash and cash equivalents.......  $  6,572,402  $  6,557,409  $  5,652,746
 Accounts receivable, less
  allowances for doubtful
  accounts of $2,478,800,
  $4,871,000 and $6,266,000 in
  1996, 1997 and 1998,
  respectively...................    24,321,872    31,145,327    31,655,712
 Inventories.....................    15,916,638    17,445,476    17,633,551
 Prepaid and other assets........     1,595,169     4,260,656     4,028,619
 Deferred income taxes...........     3,159,280     2,127,185     2,127,185
                                   ------------  ------------  ------------
 Total current assets............    51,565,361    61,536,053    61,097,813
                                   ------------  ------------  ------------
Property, plant and equipment
 Land............................     4,269,045     4,269,045     4,267,045
 Buildings.......................     8,017,547     8,326,732     8,342,849
 Machinery and equipment.........     6,275,307     7,591,821     8,295,019
 Furniture and fixtures..........     2,095,900     2,378,808     2,465,199
 Leasehold improvements..........     2,139,207     3,142,244     3,495,718
                                   ------------  ------------  ------------
                                     22,797,006    25,708,650    26,865,830
 Less accumulated depreciation
  and amortization...............     5,497,809     7,538,385     8,134,225
                                   ------------  ------------  ------------
                                     17,299,197    18,170,265    18,731,605
                                   ------------  ------------  ------------
Intangible assets
 Excess cost over net assets
  acquired.......................    63,935,447    81,150,328    92,853,728
 Non-compete agreements..........     1,981,329     2,236,979     2,295,265
 Other intangible assets.........     6,152,607     3,221,912     3,230,052
                                   ------------  ------------  ------------
                                     72,069,383    86,609,219    98,379,045
 Less accumulated amortization...     6,917,960     9,101,531     9,765,256
                                   ------------  ------------  ------------
                                     65,151,423    77,507,688    88,613,789
Other assets
 Other...........................       925,446       768,604       964,205
                                   ------------  ------------  ------------
 Total assets....................  $134,941,427  $157,982,610  $169,407,412
                                   ============  ============  ============
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Current liabilities
 Current portion of long-term
  debt...........................  $  4,902,572  $  5,747,865  $ 10,310,984
 Accounts payable................     4,141,993     3,827,338     3,712,060
 Accrued expenses................     7,815,028     3,597,104     4,465,388
 Customer deposits...............       578,219     1,145,001     1,130,483
 Accrued compensation related
  cost...........................     8,321,395     8,037,805     5,313,447
 Deferred revenue................       306,998       150,418       309,801
                                   ------------  ------------  ------------
 Total current liabilities.......    26,066,205    22,505,531    25,242,163
                                   ------------  ------------  ------------
Long-term debt...................    64,297,801    23,237,321    29,286,054
Deferred income taxes............     2,377,627     3,405,833     3,405,833
Other liabilities................     2,188,278     2,210,445     2,236,007
Mandatorily redeemable preferred
 stock class C, 300 shares
 authorized, liquidation
 preference of $500 per share
 (See Note M)....................       277,701       303,753       310,588
Mandatorily redeemable preferred
 stock class F, 100,000 shares
 authorized, liquidation
 preference of $1,000 per share
 (See Note M)....................
Commitments and contingent
 liabilities.....................
Shareholders' equity
 Common stock, $0.01 par value;
  25,000,000 shares authorized,
  9,449,129, 15,670,100 and
  15,778,996 shares issued and
  9,315,634, 15,536,605 and
  15,645,501 shares outstanding
  in 1996, 1997 and 1998,
  respectively...................        94,492       156,702       157,791
 Additional paid-in capital......    41,008,363   102,585,837   103,496,362
 Retained earnings (accumulated
  deficit).......................      (713,478)    4,232,750     5,928,176
                                   ------------  ------------  ------------
                                     40,389,377   106,975,289   109,582,329
 Treasury stock, cost--(133,495
  shares)........................      (655,562)     (655,562)     (655,562)
                                   ------------  ------------  ------------
                                     39,733,815   106,319,727   108,926,767
                                   ------------  ------------  ------------
 Total liabilities and
  shareholders' equity...........  $134,941,427  $157,982,610  $169,407,412
                                   ============  ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                         HANGER ORTHOPEDIC GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                YEARS ENDED DECEMBER 31,          QUARTERS ENDED MARCH 31,
                          --------------------------------------  --------------------------
                             1995         1996          1997          1997          1998
                          -----------  -----------  ------------  ------------  ------------
                                                                         (UNAUDITED)
Net sales...............  $52,467,899  $66,805,944  $145,597,876  $ 30,949,614  $ 40,750,018
Cost of products and
 services sold..........   24,572,089   32,233,373    73,533,398    16,229,929    21,303,131
                          -----------  -----------  ------------  ------------  ------------
Gross profit............   27,895,810   34,572,571    72,064,478    14,719,685    19,446,887
Selling, general and
 administrative.........   19,361,701   24,549,802    49,075,956    10,924,635    14,729,001
Depreciation and
 amortization...........    2,005,113    2,016,390     2,870,539       749,305       709,022
Amortization of excess
 cost over net assets
 acquired...............      686,275      832,075     1,810,283       409,512       550,961
Acquisition costs.......                 1,297,819
Integration costs.......                 1,181,694
                          -----------  -----------  ------------  ------------  ------------
Income from operations..    5,842,721    4,694,791    18,307,700     2,636,233     3,457,903
Interest expense........   (2,056,140)  (2,546,561)   (4,932,385)   (1,527,269)     (614,822)
Other expense, net......     (106,644)    (177,216)     (209,296)      (43,749)       30,345
                          -----------  -----------  ------------  ------------  ------------
Income before taxes and
 extraordinary item.....    3,679,937    1,971,014    13,166,019     1,065,215     2,873,426
Provision for income
 taxes..................    1,544,498      889,886     5,526,000       447,300     1,178,000
                          -----------  -----------  ------------  ------------  ------------
Income before
 extraordinary item.....    2,135,439    1,081,128     7,640,019       617,915     1,695,426
Extraordinary loss on
 early extinguishment of
 debt, net of tax
 benefit................                   (83,234)   (2,693,791)
                          -----------  -----------  ------------  ------------  ------------
Net income..............  $ 2,135,439  $   997,894  $  4,946,228  $    617,915  $  1,695,426
                          ===========  ===========  ============  ============  ============
Income before
 extraordinary item
 applicable to common
 stock..................  $ 2,113,640  $ 1,057,313  $  7,613,967  $    611,620  $  1,688,591
                          ===========  ===========  ============  ============  ============
Basic Per Common Share
 Data:
Income before
 extraordinary item.....  $      0.25  $      0.12  $       0.65  $       0.07  $       0.11
                          -----------  -----------  ------------  ------------  ------------
Extraordinary item, net
 of tax benefit.........                     (0.01)        (0.23)
                          -----------  -----------  ------------  ------------  ------------
Net income..............  $      0.25  $      0.11  $       0.42  $       0.07  $       0.11
                          ===========  ===========  ============  ============  ============
Shares used to compute
 basic per common share
 amounts................    8,290,544    8,469,645    11,792,892     9,358,529    15,576,030
Diluted Per Common Share
 Data:
Income before
 extraordinary item.....  $      0.25  $      0.12  $       0.58  $       0.06  $       0.10
Extraordinary item, net
 of tax benefit.........                     (0.01)        (0.21)
                          -----------  -----------  ------------  ------------  ------------
Net income..............  $      0.25  $      0.11  $       0.37  $       0.06  $       0.10
                          ===========  ===========  ============  ============  ============
Shares used to compute
 diluted per common
 share amounts..........    8,299,516    8,663,161    13,138,377     9,940,659    17,081,983

   The accompanying notes are an integral part of the consolidated financial statements.

                          HANGER ORTHOPEDIC GROUP, INC

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND THE
                    QUARTER ENDED MARCH 31, 1998 (UNAUDITED)

                                                              RETAINED
                                               ADDITIONAL     EARNINGS
                            COMMON    COMMON    PAID-IN     (ACCUMULATED  TREASURY
                            SHARES    STOCK     CAPITAL       DEFICIT)      STOCK       TOTAL
                          ---------- -------- ------------  ------------  ---------  ------------
Balance, December 31,
 1994...................   8,290,544 $ 84,241 $ 33,595,857  $(3,846,811)  $(655,562) $ 29,177,725
Preferred dividends
 declared...............                           (21,799)                               (21,799)
Net Income..............                                      2,135,439                 2,135,439
                          ---------- -------- ------------  -----------   ---------  ------------
Balance, December 31,
 1995...................   8,290,544   84,241   33,574,058   (1,711,372)   (655,562)   31,291,365
                          ---------- -------- ------------  -----------   ---------  ------------
Preferred dividends
 declared...............                           (23,815)                               (23,815)
Net Income..............                                        997,894                   997,894
Issuance of Common Stock
 in connection with the
 exercise of stock
 options................      13,758      138       46,733                                 46,871
Issuance of Common Stock
 in connection with the
 exercise of stock
 warrants...............      11,332      113         (113)
Issuance of Common Stock
 in connection with the
 purchase of JEH........   1,000,000   10,000    5,240,000                              5,250,000
Issuance of Warrants in
 connection with the
 purchase of JEH........                           133,000                                133,000
Issuance of Warrants in
 connection with the
 Senior Subordinated
 Note Agreement.........                         2,038,500                              2,038,500
                          ---------- -------- ------------  -----------   ---------  ------------
Balance, December 31,
 1996...................   9,315,634   94,492   41,008,363     (713,478)   (655,562)   39,733,815
                          ---------- -------- ------------  -----------   ---------  ------------
Preferred dividends
 declared...............                           (26,052)                               (26,052)
Net Income..............                                      4,946,228                 4,946,228
Issuance of Common Stock
 in connection with the
 exercise of stock
 options................     395,277    3,953    2,823,194                              2,827,147
Issuance of Common Stock
 in connection with the
 exercise of stock
 warrants...............      11,694      117         (117)
Issuance of Common Stock
 in connection with the
 purchase of Fort Walton
 Mobile.................      64,000      640      499,360                                500,000
Issuance of Common Stock
 in Public Offering.....   5,750,000   57,500   58,281,089                             58,338,589
                          ---------- -------- ------------  -----------   ---------  ------------
Balance, December 31,
 1997...................  15,536,605  156,702  102,585,837    4,232,750    (655,562)  106,319,727
                          ---------- -------- ------------  -----------   ---------  ------------
Preferred dividends
 declared...............                            (6,835)                                (6,835)
Net Income..............                                      1,695,426                 1,695,426
Issuance of Common Stock
 in connection with the
 exercise of stock
 options................     108,896    1,089      917,360                                918,449
                          ---------- -------- ------------  -----------   ---------  ------------
Balance, March 31,
 1998...................  15,645,501 $157,791 $103,496,362   $5,928,176   $(655,562) $108,926,767
                          ========== ======== ============  ===========   =========  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                         HANGER ORTHOPEDIC GROUP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                               YEARS ENDED DECEMBER 31,         QUARTERS ENDED MARCH 31,
                          ------------------------------------  -----------------------
                             1995        1996         1997         1997        1998
                          ----------  -----------  -----------  ----------  -----------
                                                                     (UNAUDITED)
Cash flow from operating
 activities:
 Net income.............  $2,135,439  $   997,894  $ 4,946,228  $  617,915  $ 1,695,426
Adjustments to reconcile
 net income to net cash
 provided by (used in)
 operations:
  Provision for bad
   debt.................   1,008,731    1,629,065    5,613,076     999,208    1,702,241
  Provision for
   inventory reserves...                             1,160,000
  Depreciation and
   amortization.........   2,005,113    2,016,390    2,870,539     749,305      709,022
  Amortization of excess
   cost over net assets
   acquired.............     686,275      832,075    1,810,283     409,512      550,961
  Amortization of debt
   discount.............                   42,469      152,065     318,515
  Deferred taxes........     631,899     (684,119)   2,060,301
  Extraordinary loss on
   early extinguishment
   of debt..............                  138,724    4,644,491
  Changes in assets and
   liabilities, net of
   effects from acquired
   companies:
    Accounts
     receivable.........  (1,922,572)  (2,772,619)  (9,380,532) (1,145,684)    (272,575)
    Inventories.........    (800,933)     737,104   (1,068,769)    274,166      236,234
    Prepaid and other
     assets.............     108,112     (199,638)  (2,586,738) (1,161,495)     362,852
    Other assets........     151,367       27,342      176,083     (49,638)    (203,723)
    Accounts payable....      48,462      361,441   (1,326,067) (1,314,988)    (624,949)
    Accrued expenses....    (618,105)     709,638   (1,000,414)  1,407,612      848,880
    Accrued wages &
     payroll taxes......      72,272    1,942,581     (400,575) (3,433,979)  (3,221,776)
    Customer deposits...      97,036       88,461      576,240     127,954      (14,294)
    Deferred revenue....      82,897      126,411     (156,580)    (20,486)     (38,507)
    Other liabilities...      35,628      (66,459)      22,167      72,577       25,562
                          ----------  -----------  -----------  ----------  -----------
Net cash provided by
 (used in) operating ac-
 tivities...............   3,721,621    5,926,760    8,111,798  (2,149,506)   1,755,354
                          ----------  -----------  -----------  ----------  -----------
Cash flow from investing
 activities:
  Purchase of fixed
   assets...............    (934,798)  (1,239,364)  (2,581,424)   (495,970)    (605,905)
  Acquisitions, net of
   cash.................    (273,939) (37,671,754) (15,800,077) (2,301,618) (10,713,583)
  Purchase of patent....     (70,552)     (31,840)     (88,671)    (40,009)      (8,140)
  Purchase of non-
   compete agreements...     (35,000)    (200,000)    (255,650)    (50,000)     (58,286)
  Decrease in other
   intangibles..........     (24,321)      (7,596)
                          ----------  -----------  -----------  ----------  -----------
Net cash used in invest-
 ing activities.........  (1,338,610) (39,150,554) (18,725,822) (2,887,597) (11,385,914)
                          ----------  -----------  -----------  ----------  -----------
Cash flow from financing
 activities:
  Net borrowings
   (repayments) under
   revolving credit
   agreement............    (100,000) (12,700,000)                 500,000    4,000,000
  Proceeds from the sale
   of Common Stock......                   46,871   61,165,736      85,400      918,449
  Proceeds from long-
   term debt............               65,000,000    8,256,000   5,500,000    5,000,000
  Repayment of debt.....  (1,882,706) (11,040,029) (58,781,418)   (900,678)  (1,192,552)
  (Increase) decrease in
   financing costs......       7,619   (2,966,951)     (41,287)
                          ----------  -----------  -----------  ----------  -----------
Net cash provided by
 (used in) financing ac-
 tivities...............  (1,975,087)  38,339,891   10,599,031   5,184,722    8,725,897
                          ----------  -----------  -----------  ----------  -----------
Increase (decrease) in
 cash and cash equiva-
 lents..................     407,924    5,116,097      (14,993)    147,619     (904,663)
Cash and cash equiva-
 lents at beginning of
 period.................   1,048,381    1,456,305    6,572,402   6,572,402    6,557,409
                          ----------  -----------  -----------  ----------  -----------
Cash and cash equiva-
 lents at end of peri-
 od.....................  $1,456,305  $ 6,572,402  $ 6,557,409  $6,720,021  $ 5,652,746
                          ==========  ===========  ===========  ==========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                         HANGER ORTHOPEDIC GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--THE COMPANY

  Hanger Orthopedic Group, Inc. is one of the nation's largest professional practice management companies in the O&P rehabilitation industry. In addition to providing O&P patient-care services through its operating subsidiaries, the Company also manufactures and distributes components and finished patient-care products to the O&P industry primarily in the United States. Hanger's largest subsidiary, Hanger Prosthetics & Orthotics, Inc. formerly known as J.E. Hanger, Inc., was founded in 1861 by a Civil War amputee and is the oldest company in the O&P industry in the United States. Orthotics is the design, fabrication, fitting and supervised use of custom-made braces and other devices that provide external support to treat musculoskeletal disorders. Prosthetics is the design, fabrication and fitting of custom-made artificial limbs.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

  Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents: Cash includes currency on hand and demand deposits with high quality financial institutions. Management considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. At various times throughout the year, the Company maintains cash balances in excess of FDIC limits.

  Fair Value of Financial Instruments: At December 31, 1996 and 1997, the carrying value of financial instruments such as cash and cash equivalents, trade receivables, trade payables, and debt approximates fair value.

  Inventories: Inventories, which consist principally of purchased parts, are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

  Long-Lived Asset Impairment: The Company reviews its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred based on expected cash flows, then the loss is recognized in the income statement.

  Property, Plant and Equipment: Property, plant and equipment are recorded at cost. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the statement of income. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets ranging from 5 to 20 years. Depreciation expense was approximately $1,136,000, $1,288,000 and $2,173,000 for the years ended December 31, 1995, 1996 and 1997, respectively and $530,000 and $596,000 for the quarters ended March 31, 1997 and 1998, respectively.

  Intangible Assets: Intangible assets, including non-compete agreements, are recorded based on agreements entered into by the Company and are being amortized over their estimated useful lives ranging from 5 to 7 years

                         HANGER ORTHOPEDIC GROUP, INC.

using the straight-line method. Other intangible assets are recorded at cost and are being amortized over their estimated useful lives of up to 16 years using the straight-line method. Excess cost over net assets acquired represents the excess of purchase price over the value assigned to net identifiable assets of purchased businesses and is being amortized using the straight-line method over 40 years. Fully amortized intangible assets amounting to approximately $3,225,000 were removed from the financial statements at December 31, 1996.

  Revenue Recognition: Revenue on the sale of orthotic and prosthetic devices is recorded when the device is accepted by the patient. Revenues from referral service contracts is recognized over the term of the contract. Deferred revenue represents billings made prior to the final fitting and acceptance by the patient and unearned service contract revenue. Revenue is recorded at its net realizable value taking into consideration all governmental and contractual discounts.

  Credit Risk: The Company primarily provides services and customized devices throughout the United States and is reimbursed by the patients' third-party insurers or governmentally funded health insurance programs. The Company performs ongoing credit evaluations of its distribution customers. The accounts receivable are not collateralized. The ability of the Company's debtors to meet their obligations is dependent upon the financial stability of the insurers of the Company's customers and future legislation and regulatory actions. Additionally, the Company maintains reserves for potential losses from these receivables that historically have been within management's expectations.

  Income Taxes: Income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") 109, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years.

  Stock-Based Compensation: Compensation costs attributable to stock option and similar plans are recognized based on any difference between the quoted market price of the stock on the date of the grant over the amount the employee is required to pay to acquire the stock (the intrinsic value method under Accounting Principles Board Opinion 25). SFAS 123, "Accounting for Stock-Based Compensation," requires companies electing to continue to use the intrinsic value method to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The Company has adopted the disclosure only provisions of SFAS 123.

  New Accounting Standards: Effective January 1, 1998 the Company adopted the provisions of SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The adoption of SFAS 130 had no effect on the Company's consolidated financial statements.

  The Company will adopt the provisions of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" effective with the financial statements for the year ended December 31, 1998. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Financial statement disclosures for prior periods are required to be restated. The Company is in the process of evaluating the disclosure requirements. The adoption of SFAS 131 affects disclosure only and will not affect reported earnings, cash flows or financial position.

                         HANGER ORTHOPEDIC GROUP, INC.

  Interim Financial Information: The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the quarter ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

  Reclassifications: Certain previously reported amounts have been reclassified to conform with the current year presentation.

NOTE C--SUPPLEMENTAL CASH FLOW FINANCIAL INFORMATION

  The following are the supplemental disclosure requirements for the statements of cash flows:

                                       YEARS ENDED              QUARTERS ENDED
                                       DECEMBER 31,               MARCH 31,
                             -------------------------------- ------------------
                                1995       1996       1997      1997     1998
                             ---------- ---------- ---------- -------- ---------
                                                                 (UNAUDITED)
Cash paid during the period
 for:
  Interest.................  $2,166,877 $2,273,629 $5,361,176 $641,926 $ 483,646
  Income taxes.............     712,800  1,893,990  2,469,000   99,240   325,400
Non-cash financing and in-
 vesting activities:
Preferred dividends de-
 clared....................      21,799     23,815     26,052    6,295     6,835
Issuance of notes in
 connection with
 acquisition...............     175,000             8,314,200  250,000 2,755,000
Issuance of Common Stock in
 connection with
 acquisition...............              5,250,000    500,000
Issuance of warrants in
 connection with
 acquisition...............                133,000
Issuance of warrants in
 connection with Senior
 Subordinated Notes........              2,038,500
Issuance of Common Stock in
 connection with exercise
 of warrants/options.......                    113        117
Change in goodwill
 resulting from reduction
 in estimated acquisition
 costs.....................                         3,236,552

NOTE D--ACQUISITIONS

  During 1996, the Company acquired one orthotic and prosthetic company, J.E. Hanger, Inc. of Georgia ("JEH"), pursuant to the terms of a Merger Agreement. As of the acquisition date, JEH, headquartered in Alpharetta, Georgia, operated 94 patient-care centers and five warehouses located primarily in the Mid-Atlantic and Southeastern United States. Under the terms of the agreement, which became effective on November 1, 1996, the Company paid JEH shareholders $44.0 million in cash and issued 1.0 million shares of Company Common Stock and paid an additional $1,783,000 to the former JEH shareholders on March 27, 1997 pursuant to provisions in the Merger Agreement calling for a post-closing adjustment. In addition the Company issued 35,000 warrants to one JEH noteholder in order to facilitate assumption of this debt under the same terms and conditions that had existed prior to the acquisition.

                         HANGER ORTHOPEDIC GROUP, INC.

  During 1997, the Company acquired nine orthotic and prosthetic companies and the remaining 20% interest of its majority owned subsidiary, Columbia Brace. The aggregate purchase price, excluding potential earn-out provisions was $22,529,200 comprised of $13,715,000 in cash, $8,314,200 in promissory notes and 64,000 shares of Common Stock of the Company valued at $500,000. The notes are payable over two to five years with interest rates ranging from 6% to 8%. The cash portion of these acquisitions was borrowed under the Company's acquisition loan facility.

  All of the above acquisitions have been accounted for as business combinations in accordance with the purchase method. The results of operations for these acquisitions are included in the Company's results of operations from their date of acquisition. Excess cost over net assets acquired in these acquisitions amounting to approximately $36,699,000 and $20,451,000 in 1996 and 1997, respectively, are amortized using the straight-line method over 40 years.

  The following table summarizes the unaudited consolidated pro forma information, assuming the acquisitions had occurred at the beginning of each of the following periods:

                                                          1996         1997
                                                      ------------ ------------
   Net sales........................................  $141,010,000 $156,946,000
   Income before extraordinary item.................     1,546,000    7,772,000
   Net income.......................................     1,463,000    5,078,000
   Diluted income per common share before extraordi-
    nary item.......................................         $0.15        $0.59
   Diluted income per common share..................         $0.15        $0.38

  The pro forma results do not necessarily represent results which would have occurred if the acquisitions had taken place at the beginning of each period, nor are they indicative of the results of future combined operations.

  During the first quarter ended March 31, 1998, the Company acquired three orthotic and prosthetic companies. The aggregate purchase price was $13,230,000, comprised of $10,475,000 in cash and $2,755,000 in promissory notes. Excess cost over net assets acquired amounted to approximately $11,200,000 in connection with these acquisitions. The Company borrowed $4,000,000 under the Revolving Loan Commitment and $5,000,000 under the Acquisition Loan Commitment to finance the cash portion of the purchase price.

                         HANGER ORTHOPEDIC GROUP, INC.

NOTE E--NET INCOME PER COMMON SHARE

  Basic per common share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per common share amounts are computed using the weighted average number of common shares outstanding during the year and dilutive potential common shares. Dilutive potential common shares consist of stock options and stock warrants and are calculated using the treasury stock method.

  Earnings per share amounts have been restated in accordance with SFAS 128, "Earnings Per Share." This restatement did not result in a material change between diluted per share amounts and amounts previously reported. Earnings per share are computed as follows:

                              YEARS ENDED DECEMBER 31,        QUARTERS ENDED MARCH 31,
                          ----------------------------------  --------------------------
                             1995        1996        1997         1997          1998
                          ----------  ----------  ----------  ------------  ------------
                                                              (UNAUDITED)   (UNAUDITED)
Income before
 extraordinary item.....  $2,135,439  $1,081,128  $7,640,019   $   617,915  $  1,695,426
Less preferred stock
 dividends declared.....     (21,799)    (23,815)    (26,052)       (6,295)       (6,835)
                          ----------  ----------  ----------   -----------  ------------
Income available to
 common stockholders....  $2,113,640  $1,057,313  $7,613,967   $   611,620  $  1,688,591
                          ==========  ==========  ==========   ===========  ============
Average shares of common
 stock outstanding used
 to compute basic per
 common share amounts...   8,290,544   8,469,645  11,792,892     9,358,529    15,576,030
Effect of dilutive
 options................       8,972     163,442     556,476       193,849     1,049,473
Effect of dilutive
 warrants...............                  30,074     789,009       388,281       456,480
                          ----------  ----------  ----------   -----------  ------------
Shares used to compute
 dilutive per common
 share amounts..........   8,299,516   8,663,161  13,138,377     9,940,659    17,081,983
                          ==========  ==========  ==========   ===========  ============
Basic income per common
 share before
 extraordinary item.....       $0.25       $0.12       $0.65         $0.07         $0.11
Diluted income per
 common share before
 extraordinary item.....       $0.25       $0.12       $0.58         $0.06         $0.10

  Options to purchase 528,750 shares of common stock at prices ranging from $11.31 per share to $13.25 per share were outstanding at December 31, 1997 but were not included in the computation of diluted income per common share because the options' exercise price was greater than the average market price of the common shares.

NOTE F--INVENTORY

  Inventories at December 31, 1996 and 1997 and March 31, 1998 consist of the following:

                                                  DECEMBER 31,
                                             -----------------------  MARCH 31,
                                                1996        1997        1998
                                             ----------- ----------- -----------
                                                                     (UNAUDITED)
   Raw materials............................ $ 7,504,442 $ 7,685,134 $ 7,858,656
   Work in-process..........................     831,632   1,437,946   1,467,133
   Finished goods...........................   7,580,564   8,322,396   8,307,762
                                             ----------- ----------- -----------
                                             $15,916,638 $17,445,476 $17,633,551
                                             =========== =========== ===========

                         HANGER ORTHOPEDIC GROUP, INC.

NOTE G--LONG-TERM DEBT

  Long-term debt consists of the following at December 31, 1996 and 1997:

                                                          1996        1997
                                                       ----------- -----------
   A-Term Loan Commitment payable in quarterly in-
    stallments through December 2001 with interest
    payable monthly at the Company's option of either
    the Bank's prime rate plus 1.75%, or LIBOR plus
    2.75% (8.31% at December 31, 1996)................ $29,000,000
   B-Term Loan Commitment payable in quarterly in-
    stallments through December 2003 with interest
    payable monthly at the Company's option of either
    the Bank's prime rate plus 2.25%, or the LIBOR
    plus 3.25% (8.81% at December 31, 1996)...........  28,000,000
   A-Term Loan Commitment payable in quarterly in-
    stallments through December 2001 with interest
    payable monthly at the Company's option of either
    the Bank's prime rate or LIBOR plus additional ba-
    sis points ranging from 0.25% to 2.50% depending
    upon the Company's leverage ratio as defined in
    the agreement (7.0% at December 31, 1997).........             $ 8,567,704
   B-Term Loan Commitment payable in quarterly in-
    stallments through December 2003 with interest
    payable monthly at the Company's option of either
    the Bank's prime rate or LIBOR plus additional ba-
    sis points ranging from 0.50% to 2.75% depending
    upon the Company's leverage ratio as defined in
    the agreement (7.25% at December 31, 1997)........               8,663,611
   8% Senior Subordinated Notes with detachable war-
    rants due November 2004, net of unamortized dis-
    count of $1,996,031, 11.19% effect interest rate..   6,003,969
   Subordinated seller notes, non-collateralized net
    of unamortized discount of $612,696 and $444,776
    at December 31, 1996 and 1997, respectively, with
    principal and interest payable in either monthly
    or quarterly installments at effective interest
    rates ranging from 6% to 11%, maturing through
    January 2009......................................   5,574,793  11,256,699
   Other miscellaneous obligations with principal and
    interest payable in either monthly or annual in-
    stallments at interest rates ranging from 6% to
    10% maturing through December 2007................     621,611     497,172
                                                       ----------- -----------
                                                        69,200,373  28,985,186
   Less current portion...............................   4,902,572   5,747,865
                                                       ----------- -----------
                                                       $64,297,801 $23,237,321
                                                       =========== ===========

  In November 1996, the Company entered into a new $90,000,000 Credit Agreement "Credit Agreement" with a syndication of banks which provided for a:
(i) "A-Term Loan" in the principal amount of $29,000,000; (ii) "B-Term Loan" in the principal amount of $28,000,000; (iii) $25,000,000 Acquisition Loan Commitment and; (iv) $8,000,000 Revolving Loan Commitment.

  The Credit Agreement provided for an initial commitment fee of 2.625% on the total $90,000,000 facility and an annual fee of 0.5% per year on the aggregate unused portion of the Credit Agreement. As of December 31, 1996, the Company had no outstanding balances on both the Acquisition and Revolving Loan Commitments.

                         HANGER ORTHOPEDIC GROUP, INC.

  In November 1996, the Company also entered into a Senior Subordinated Note Purchase Agreement in the principal amount of $8,000,000 whereby the Company issued 1,600,000 warrants to noteholders. This transaction resulted in the Company recording a debt discount of $2,038,500 which was being amortized over the life of the notes.

  The Company used the proceeds of the A-Term Loan, B-Term Loan and Senior Subordinated Notes to finance the acquisition of JEH and to repay all amounts then outstanding under the Company's former Revolving credit facility, Senior Financing Facility, the 8.5% Convertible Junior Subordinated Note and the 8.25% Convertible Junior Subordinate Note. In connection with this transaction, the Company recorded an extraordinary charge of $138,724 ($83,234, net of tax benefit) for the write-off of unamortized discounts and financing costs, in 1996.

  During July and August of 1997, the Company sold 5,750,000 shares of Common Stock in a underwritten public offering at $11.00 per share resulting in approximately $58.3 million of net proceeds to the Company.

  The Company applied the net proceeds of the public offering to the repayment of the Senior Subordinated Notes and certain indebtedness outstanding under the Credit Agreement. Upon repayment of this debt and the Credit Agreement being substantially modified, the Company incurred an extraordinary loss of $4.6 million ($2.7 million net of tax benefit).

  The modified Credit Agreement is collateralized by substantially all the assets of the Company, restricts the payment of dividends, and contains certain affirmative and negative covenants customary in an agreement of this nature.

  The remainder of the A-Term Loan, the $25,000,000 Acquisition Loan Commitment and the 8,000,000 Revolving Loan Commitment bears base interest at the Company's option of either LIBOR plus 2.50% or the Bank's prime rate plus 1.50%. The base interest rate is then reduced by 0.25% to 1.25% depending upon the ratio of the Company's total indebtedness to annual earnings before interest, taxes, depreciation and amortization. As of December 31, 1997, the Company had no outstanding balances on both the Acquisition and Revolving Loan Commitments.

  The remainder of the B-Term Loan bears base interest at the Company's option of either LIBOR plus 2.75% or the Bank's prime rate plus 1.75%. The base interest rate is then reduced by 0.25% to 1.25% depending upon the ratio of the Company's total indebtedness to annual earnings before interest, taxes, depreciation and amortization.

  The Company has entered into an interest rate swap agreement to reduce the impact of changes in interest rates on amounts outstanding on its Credit Agreement. At December 31, 1997, the Company had an outstanding interest rate swap agreement with a commercial bank, having a total notional principal amount of up to $26,950,000. The agreement effectively minimizes the Company's base interest rate exposure between a floor of 5.32% and a cap of 7%. The interest rate swap agreement matures on September 30, 1999. The Company is exposed to credit loss in the event of non-performance by the other party to the interest rate swap agreement. However, the Company does not anticipate non-performance by the counterparties.

                         HANGER ORTHOPEDIC GROUP, INC.

  Maturities of long-term debt, at December 31, 1997, are as follows:

      1998.......................................................... $ 5,747,865
      1999..........................................................   4,952,369
      2000..........................................................   4,431,531
      2001..........................................................   4,553,149
      2002..........................................................   4,763,946
      Thereafter....................................................   4,536,326
                                                                     -----------
                                                                     $28,985,186
                                                                     ===========

NOTE H--INCOME TAXES

  The provisions for income taxes for the years ended December 31, 1995, 1996 and 1997 consisted of the following:

                                               1995       1996        1997
                                            ---------- ----------  ----------
   Current:
     Federal............................... $  541,626 $1,146,564  $3,067,546
     State.................................    370,973    427,441     398,153
                                            ---------- ----------  ----------
   Total...................................    912,599  1,574,005   3,465,699
   Deferred:
     Federal and State.....................    631,899   (684,119)  2,060,301
                                            ---------- ----------  ----------
   Provision for income taxes on income
    before extraordinary item..............  1,544,498    889,886   5,526,000
   Tax benefit from extraordinary item.....               (55,489) (1,950,700)
                                            ---------- ----------  ----------
   Provision for income taxes.............. $1,544,498 $  834,397  $3,575,300
                                            ========== ==========  ==========

  A reconciliation of the federal statutory tax rate to the effective tax rate for the years ended December 31, 1995, 1996 and 1997 is as follows:

                                                1995       1996       1997
                                             ----------  --------  ----------
   Federal statutory tax rate............... $1,251,349  $670,145  $4,608,106
   Increase (reduction) in taxes resulting
    from:
   State income taxes (net of federal ef-
    fect)...................................    249,047    98,573     606,397
   Amortization of the excess cost over net
    assets acquired.........................     92,777    92,777      95,506
   Valuation allowance......................    (70,000)
   Other, net...............................     21,325    28,391     215,991
                                             ----------  --------  ----------
   Provision for income taxes on income be-
    fore extraordinary item.................  1,544,498   889,886   5,526,000
   Tax benefit from extraordinary item......              (55,489) (1,950,700)
                                             ----------  --------  ----------
   Provision for income taxes............... $1,544,498  $834,397  $3,575,300
                                             ==========  ========  ==========

                         HANGER ORTHOPEDIC GROUP, INC.

  Temporary differences and carryforwards which give rise to deferred tax assets and liabilities as of December 31, 1996 and 1997 are as follows:

                                                           1996       1997
                                                        ---------- -----------
   Deferred Tax Liabilities:
   Book basis in excess of tax......................... $  775,838 $   798,657
   Depreciation and amortization.......................  2,498,527   3,212,106
                                                        ---------- -----------
                                                         3,274,365   4,010,763
                                                        ---------- -----------
   Deferred Tax Assets:
   Net operating loss, Federal.........................    319,039     276,272
   Net operating loss, States..........................    281,051       6,735
   Accrued expenses....................................  1,554,907   1,097,339
   Reserve for bad debts...............................    965,116      12,382
   Inventory capitalization and reserves...............    664,371   1,069,421
   Acquisition costs...................................    271,534     269,966
                                                        ---------- -----------
   Gross deferred tax assets...........................  4,056,018   2,732,115
                                                        ---------- -----------
   Net deferred tax assets (liabilities)............... $  781,653 $(1,278,648)
                                                        ========== ===========

  For Federal tax purposes at December 31, 1997, the Company has available approximately $789,000 of net operating loss carryforwards expiring from 1998 through 2007 and are subject to a limitation in their utilization of approximately $149,000 per year as a result of several changes in shareholder control.

  At December 31, 1995, the Company evaluated the realizability of the state net operating losses and, based upon projections of taxable income by state, concluded that a valuation allowance was not necessary. The remaining balance of the deferred tax assets should be realized through future taxable income and the reversal of taxable temporary differences.

NOTE I--DEFERRED COMPENSATION

  In conjunction with the JEH acquisition, the Company assumed the unfunded deferred compensation plan that had been established for certain key JEH officers. The plan accrues benefits ratably over the period of active employment from the time the contract is entered into to the time the participant retires. Participation had been determined by JEH's Board of Directors. The Company has purchased individual life insurance contracts with respect to each employee covered by this plan. The Company is the owner and beneficiary of the insurance contracts. The accrual related to the deferred compensation arrangements amounted to approximately $1,985,000 and $2,099,000 at December 31, 1996 and 1997, respectively.

NOTE J--COMMITMENTS AND CONTINGENT LIABILITIES

  The Company is engaged in legal proceedings in the normal course of business. The Company believes that any unfavorable outcome from these suits not covered by insurance would not have a material adverse effect on the financial statements of the Company.

                         HANGER ORTHOPEDIC GROUP, INC.

NOTE K--OPERATING LEASES

  The Company leases office space under noncancellable operating leases. Certain of these leases contain escalation clauses based on the consumer price index. Future minimum rental payments, by year and in the aggregate, under operating leases with terms of one year or more consist of the following at December 31, 1997:

   1998............................................................. $ 4,169,000
   1999.............................................................   3,386,000
   2000.............................................................   2,803,000
   2001.............................................................   2,264,000
   2002.............................................................   1,388,000
   Thereafter.......................................................   1,296,000
                                                                     -----------
                                                                     $15,306,000
                                                                     ===========

  Rent expense was approximately $2,144,000, $2,554,000 and $4,509,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

NOTE L--PENSION AND PROFIT SHARING PLANS

  Previously, the Company had a 401(k) Saving and Retirement Plan (the "Plan") available to all employees of J.E. Hanger, Inc. ("J.E. Hanger"), a wholly-owned subsidiary of the Company. The Company matched the participant's contributions and made discretionary matching contributions. On January 1, 1993, the Company froze the Plan such that no new employees of J.E. Hanger were able to participate. On December 31, 1995, the Company terminated the Plan. There was no employer contribution made to the Plan in 1995.

  The Company maintains a separate defined contribution profit sharing and 401(k) plan ("JEH Plan") covering all the employees of JEH, a wholly-owned subsidiary of the Company acquired November 1, 1996. On this date, the Company froze the JEH Plan such that no new employees of JEH were able to participate. The Company did not incur any expense in connection with this plan during the years ended December 31, 1996 and 1997. On January 1, 1998 the JEH Plan was merged into the Company's 401(k) Savings and Retirement Plan.

  The Company maintains a 401(k) Savings and Retirement plan to cover all of the employees of the Company. The Company may make discretionary contributions. Under this 401(k) plan, employees may defer such amounts of their compensation up to the levels permitted by the Internal Revenue Service. The Company has not made any contributions to this plan.

NOTE M--REDEEMABLE PREFERRED STOCKS

  The Company has 10,000,000 authorized shares of preferred stock, par value $0.01 per share, which may be issued in various classes with different characteristics.

  The 300 issued and outstanding shares of non-voting, non-convertible Class C preferred stock have an aggregate liquidation value equal to $150,000 plus accrued dividends at 9% and are required to be redeemed on February 1, 2000. Accrued dividends at December 31, 1996 and 1997, were $616,124 and $642,176, respectively.

  The 100,000 authorized shares of Class F preferred stock, accrues dividends cumulatively at 16.5% and is required to be redeemed prior to any other class of preferred stock, before September 1998, for the aggregate liquidation value of $1,000 per share, plus accrued dividends. As of December 31, 1996 and 1997, none of the Class F preferred stock was issued or outstanding.

                         HANGER ORTHOPEDIC GROUP, INC.

NOTE N--WARRANTS AND OPTIONS

WARRANTS

  In November 1990, the Company entered into a $2,450,000 Note which required the Company, based on certain repayment provisions, to issue to an affiliate in 1991 warrants to purchase 297,883 and 322,699 shares of common stock at $4.16 and $7.65 per share, respectively. These warrants are exercisable through December 31, 2001. In May 1996, 71,969 warrants were exercised at $4.16 per share which resulted in the issuance of 11,332 shares. In May 1997, 77,964 warrants were exercised at $7.65 per share which resulted in the issuance of 11,694 shares.

  In November 1996, the Company issued warrants for 1.6 million shares of common stock to the holders of the Senior Subordinated Notes. In August 1997, the Company repaid these Notes with the proceeds from the public offering. In accordance with the Senior Subordinate Note Agreement, 880,000 warrants were terminated. The remaining 720,000 warrants provide that the noteholders may purchase 418,365 shares and 301,635 shares for $4.01 and $6.375, respectively. The warrants are exercisable through November 1, 2004.

  In November 1996, the Company issued warrants for 35,000 shares of common stock as an incentive to one JEH noteholder to allow the notes to be assumed by the Company under the same terms and conditions that had existed prior to the acquisition. In January 1997, the noteholder exercised the warrants and purchased 35,000 shares of common stock for $2.44 per share.

OPTIONS

  Under the Company's 1991 Stock Option Plan ("SOP"), 1,500,000 shares of Common Stock are authorized for issuance under options that may be granted to employees. The number of shares available for grant at December 31, 1996 was 113,501. There were no shares available for grant at December 31, 1997. Under the SOP, options may be granted at an exercise price not less than the fair market value of the Common Stock on the date of grant. Vesting and expiration periods are established by the Compensation Committee of the Board of Directors and generally vest three years following grant and generally expire eight to ten years after grant.

  Under the Company's 1993 Non-Employee Director Stock Option Plan, 250,000 shares of Common Stock are authorized for issuance to directors of the Company who are not employed by the Company or any affiliate of the Company. Under this plan, an option to purchase 5,000 shares of Common Stock is granted automatically on an annual basis to each eligible director on the third business day following the date of each Annual Meeting of Stockholders of the Company at which the eligible director is elected. The exercise price of each option will be equal to 100% of the fair market value of the Common Stock on the date of grant. Each option will vest at the rate of 25% each year for the first four years after the date of grant of the option and each such option expires ten years from the date of grant; provided, however, that in the event of termination of a director's service other than by reason of total and permanent disability or death, then the outstanding options of such holder expires three months after such termination. Outstanding options remain exercisable for one year after termination of service by reason of total and permanent disability or death. The number of shares that remain available for grant at December 31, 1996 and 1997 were 130,000 and 95,000, respectively.

  In addition to the SOP, non-qualified options may be granted with exercise prices that are less than the current market value. Accordingly, compensation expense for the difference between current market value and exercise price is recorded at the date of grant.

                         HANGER ORTHOPEDIC GROUP, INC.

  The following is a summary of option transactions and exercise prices:

                                                                      NON-
                             STOCK OPTION PLAN               QUALIFIED STOCK OPTIONS
                         --------------------------          ------------------------
                                         PRICE      WEIGHTED               PRICE      WEIGHTED
                          SHARES       PER SHARE    AVERAGE  SHARES      PER SHARE    AVERAGE
                         ---------  --------------- -------- -------  --------------- --------
Outstanding at December
 31, 1994...............   418,874  $6.00 to $12.25   6.57   130,000  $4.38 to $12.00   7.78
                         =========                           =======
Granted.................   171,918   $2.75 to $3.25   2.83    37,500       $3.00        3.00
Terminated..............   (57,291) $6.00 to $12.25   7.20       --
                         ---------                           -------
Outstanding at December
 31, 1995...............   533,501  $2.75 to $12.25   5.49   167,500  $3.00 to $12.00   6.81
                         =========                           =======
Granted.................   802,250  $3.50 to $6.125   5.54    30,000      $5.875       5.875
Terminated..............   (22,961) $2.81 to $12.25   4.93       --
Exercised...............    (7,508)      $2.81        2.81    (6,250) $3.00 to $12.00   4.75
                         ---------                           -------
Outstanding at December
 31, 1996............... 1,305,282  $2.75 to $12.25   5.54   191,250  $3.00 to $12.00   6.74
                         =========                           =======
Granted.................   675,000  $6.00 to $13.25   9.95    35,000       $8.75        8.75
Terminated..............   (34,984) $2.81 to $13.25   6.69       --
Expired.................                                      (6,250)      $7.12        7.12
Exercised...............  (388,915) $2.75 to $12.25   5.78   (19,375)  $3.00 to $6.52   4.91
                         ---------                           -------
Outstanding at December
 31, 1997............... 1,556,383  $2.75 to $13.25   7.42   200,625  $3.00 to $12.00   7.27
                         =========                           =======
Vested at December 31,
 1997...................   322,347                           120,625
                         =========                           =======

  The Company applies APB Opinion 25 "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans. Historically, the Company granted stock options at exercise prices equal to the fair market value of the stock on the date of grant for fixed stock options. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, "Accounting for Stock-Based Compensations" the Company's net income and earnings per share would have been reduced to the unaudited pro forma amounts indicated below:

                                      1995      1996      1997
                                   ---------- -------- ----------
   Net income:         As reported $2,135,439 $997,894 $4,946,228
                       Pro forma    2,017,179  745,714  4,010,102
   Diluted income per
    common share:      As reported      $0.26    $0.11      $0.37
                       Pro forma        $0.24    $0.08      $0.31

  The following is a summary of stock options exercisable at December 31, 1995, 1996 and 1997, and their respective weighted average share prices:

                                                                     WEIGHTED
                                                         NUMBER      AVERAGE
                                                        OF SHARES EXERCISE PRICE
                                                        --------- --------------
   Options exercisable December 31, 1995...............  396,043      $6.83
   Options exercisable December 31, 1996...............  525,282       6.45
   Options exercisable December 31, 1997...............  442,972       5.66

                         HANGER ORTHOPEDIC GROUP, INC.

  The pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1995, 1996 and 1997:

                                                         1995    1996    1997
                                                        ------- ------- -------
   Expected term.......................................     7       7       5
   Volatility factor...................................    120%    120%     58%
   Risk free interest rate.............................    6.8%    6.7%    6.3%
   Dividend yield......................................      0%      0%      0%
   Fair value.......................................... $2.51   $5.03   $4.99

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  The following table summarizes information concerning outstanding and exercisable options as of December 31, 1997:

                    OPTIONS OUTSTANDING
              -------------------------------
              NUMBER OF   WEIGHTED AVERAGE           OPTIONS EXERCISABLE
   RANGE OF    OPTIONS  --------------------- ----------------------------------
   EXERCISE      AND     REMAINING   EXERCISE NUMBER OF OPTIONS WEIGHTED AVERAGE
    PRICES     AWARDS   LIFE (YEARS)  PRICE      AND AWARDS      EXERCISE PRICE
   --------   --------- ------------ -------- ----------------- ----------------
   $ 2.750
    to
    $ 3.500     207,130     7.79      $3.19         75,463           $3.08
     4.125
    to
      4.125      74,086     8.22       4.13         21,558            4.13
     4.375
    to
      6.000     240,250     7.42       5.82        110,250            5.75
     6.125
    to
      6.125     665,417     8.89       6.13        157,076            6.13
     6.250
    to
      6.250       5,000     5.70       6.25          5,000            6.25
     6.520
    to
      8.750      40,625     9.31       8.68            625            6.52
    11.313
    to
     11.313     339,000     9.96      11.31              0            0.00
    12.000
    to
     13.250     185,500     7.62      12.72         73,000           12.08
   -------    ---------     ----      -----        -------           -----
   $ 2.750
    to
    $13.250   1,757,008     8.60      $7.41        442,972           $6.40

                         HANGER ORTHOPEDIC GROUP, INC.

NOTE O--QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Summarized unaudited quarterly financial data for the years ended December 31, 1996 and 1997 are:

                                                   QUARTERS ENDED
                                      -----------------------------------------
                                      MARCH 31 JUNE 30 SEPTEMBER 30 DECEMBER 31
                                      -------- ------- ------------ -----------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
   1997
   Net Sales........................  $30,950  $36,645   $38,840      $39,164
   Gross Profit.....................   14,720   18,323    19,059       19,963
   Income before extraordinary
    item............................      618    1,852     2,239        2,931
   Extraordinary loss on early
    extinguishment of debt, net of
    tax benefit.....................                      (2,693)
   Net income (loss)................      618    1,852      (454)       2,931
   DILUTED PER COMMON SHARE DATA (1)
   Income before extraordinary
    item............................     0.06     0.18      0.15         0.17
   Extraordinary item, net of tax
    benefit.........................                       (0.18)
   Net income (loss)................     0.06     0.18     (0.03)        0.17
   1996 (2)
   Net Sales........................  $12,230  $14,021   $14,529      $26,027
   Gross Profit.....................    6,344    7,667     8,039       12,523
   Income (loss) before
    extraordinary item..............      150      738       850         (658)
   Extraordinary loss on early
    extinguishment of debt, net of
    tax.............................                                      (83)
   Net income (loss)................      150      738       850         (741)
   DILUTED PER COMMON SHARE DATA (1)
   Income (loss) before
    extraordinary item..............  $  0.02  $  0.09   $  0.10      $ (0.07)
   Extraordinary item, net of tax
    benefit.........................                                    (0.01)
   Net income (loss) share..........  $  0.02  $  0.09   $  0.10      $ (0.08)

--------
(1) During the fourth quarter of 1977, the Company adopted the provisions of SFAS 128 and, as required, has restated all prior period per common share data.
(2) Includes fourth quarter pre-tax charges of $2,479 for acquisition and integration costs incurred in connection with the purchase of JEH.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER WITH RESPECT TO ANY SALES HEREUNDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  10
Dividend Policy..........................................................  11
Price Range of Common Stock..............................................  11
Capitalization...........................................................  12
Selected Historical and Pro Forma Consolidated Financial Information.....  13
Selected Unaudited Pro Forma Condensed Consolidated Financial
 Information.............................................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  32
Management...............................................................  42
Principal and Selling Stockholders.......................................  45
Underwriting.............................................................  46
Legal Matters............................................................  47
Experts..................................................................  47
Available Information....................................................  48
Documents Incorporated by Reference......................................  48
Index to Financial Statements............................................ F-1

                                 ------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,300,000 Shares

             [LOGO OF HANGER ORTHOPEDIC GROUP INC. APPEARS HERE]

                                 Common Stock

                               ----------------

                                  PROSPECTUS

                               ----------------

                                 BTALEX.BROWN

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                            LEGG MASON WOOD WALKER
                                 INCORPORATED

                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BETHESDA, STATE OF MARYLAND, ON THIS 27TH DAY OF JULY, 1998.

                                          Hanger Orthopedic Group, Inc.
                                           (Registrant)

                                                       Ivan R. Sabel
                                          By: _________________________________
                                                       IVAN R. SABEL
                                             Chairman of the Board, President
                                                and Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT THERETO HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE                 DATE
                                       Chairman of the
         Ivan R. Sabel                  Board, Chief            July 27, 1998
-------------------------------------   Executive Officer
            IVAN R. SABEL               and Director
                                        (Principal
                                        Executive Officer)

                                       Vice President--
               *                        Finance, Treasurer
-------------------------------------   and Secretary
          RICHARD A. STEIN              (Principal
                                        Financial and
                                        Accounting Officer)

                                       Director
               *
-------------------------------------
       MITCHELL J. BLUTT, M.D.

                                       Director
               *
-------------------------------------
      EDMOND E. CHARRETTE, M.D.

               *                       Director
-------------------------------------
     THOMAS P. COOPER, M.D.


              SIGNATURE                         TITLE                DATE
                                        Director
               *
-------------------------------------
       ROBERT J. GLASER, M.D.

                                        Director
               *
-------------------------------------
          JAMES G. HELLMUTH

                                        Director
               *
-------------------------------------
        WILLIAM L. MCCULLOCH

                                        Director
               *
-------------------------------------
           H.E. THRANHARDT

                                        Director
               *
-------------------------------------
    RISA J. LAVIZZO-MOUREY, M.D.

By:      Ivan R. Sabel                                          July 27, 1998
 -----------------------------------
         IVAN R. SABEL
        ATTORNEY-IN-FACT
(The power of attorney, dated June
11, 1998, was included on the
signature page (page II-3)
contained in the original
Registration Statement as filed on
June 11, 1998.)